Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of December 17, 2003, by and among SI International, Inc., a Delaware corporation (“Parent”), Link Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), MATCOM International Corp., a Delaware corporation (the “Company”), and the stockholders of the Company listed on Exhibit A attached hereto (collectively, the “Stockholders,” and together with the Company, the “Seller Parties”).  Parent, Merger Sub, the Company and each Stockholder are referred to herein individually as a “Party” and collectively as the “Parties.”  The capitalized terms used herein and not otherwise defined herein have the meanings given to such terms as set forth in Appendix A hereto.

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), and subject to the conditions set forth herein, and have approved and declared this Agreement advisable and in the best interests of their respective stockholders; and

WHEREAS, immediately following the execution and delivery of this Agreement, the Stockholders intend to approve the Merger, this Agreement and the documents and transactions contemplated hereby in an action by written consent of the stockholders of the Company.

NOW, THEREFORE, in consideration of the promises and respective representations, warranties, covenants and agreements set forth herein, the parties agree as follows:

Article I
THE MERGER

1.1  The Merger.  At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the DGCL, (i) Merger Sub shall merge with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by Delaware law as a wholly owned subsidiary of Parent, and (iii) the separate corporate existence of the Company with all of its assets, property rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in this Article I.

1.2  Effective Time.  As promptly as practicable after the satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in Articles VII and VIII, the Parties hereto shall cause the Merger to be consummated by (i) executing and filing with the Secretary of State of the State of Delaware on the Closing Date a Certificate of Merger in such form as required by and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”), and (ii) making such other filings and taking such other actions as may be required by Law to make the Merger effective hereinafter.  The Merger shall become effective at such date and time as the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such later date and time as may be permitted by the DGCL and specified in the Certificate of Merger by mutual agreement of Parent, Merger Sub and the

Company (the date and time the Merger becomes effective being the “Effective Time”).

1.3  Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the assets, property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4  Certificate of Incorporation; Bylaws.  At the Effective Time and without any further action on the part of the Parties, (i) the Certificate of Incorporation of Merger Sub shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL, and (ii) the Bylaws of Merger Sub shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by the DGCL.

1.5  Directors and Officers.  The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and the Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.  The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

1.6  Effect of Merger on Capital Stock.

(a)                   The aggregate maximum consideration (the “Merger Consideration”) to be paid in exchange for the acquisition by Parent and Merger Sub of all outstanding Company Stock and all outstanding unexpired and unexercised options, warrants or other rights to acquire or receive any Company Stock, whether vested or unvested, if any, and to satisfy the Company’s obligations described in this Article I shall be up to Seventy-Three Million Seven Hundred Thousand Dollars ($73,700,000) comprised of the following:  (i) the Closing Consideration, as adjusted pursuant to the terms and conditions of this Article I, plus (ii) the Performance Payment (if any) plus (iii) the Escrowed Funds (if any), subject to the terms and conditions set forth herein.  Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the holder of any shares of Company Stock, or the holder of any options, warrants or other rights to acquire or receive shares of Company Stock, the following shall occur:

(i)                                    Subject to the provisions of this Article I, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of the Company Common Stock to be canceled pursuant to Section 1.6(c) and any Dissenting Shares as defined in and to the extent provided in Section 1.6(e)) will be converted automatically into the right to receive (x) an amount in cash equal to the Common Stock Consideration, plus (y) the Pro Rata Performance Payment (if any), plus (z) the Pro Rata Escrow

Amount (if any).  “Common Stock Consideration” means the amount obtained by dividing (A) the Aggregate Common Stock Merger Consideration by (B) the Fully Diluted Share Number.  “Aggregate Common Stock Merger Consideration” means the Aggregate Common Equivalents Merger Consideration less the sum of the Aggregate Option Consideration and the Aggregate Purchased Shares Consideration.  “Aggregate Common Equivalents Merger Consideration” means (x) the amount of the Closing Consideration, as adjusted pursuant to the terms and conditions of this Article I, plus (y) the amount of the aggregate value of all exercise prices for Company Stock Options terminated pursuant to Option Termination Agreements prior to the Closing less (z) the Aggregate Preferred Stock Consideration.  “Fully Diluted Share Number” means the result obtained by adding (A) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time (excluding the Purchased Shares), and (B) the aggregate number of shares of Company Common Stock into which all options (including the Company Stock Options which are exercised pursuant to Option Exercise Agreements and excluding the Company Stock Options which are terminated pursuant to Option Termination Agreements), warrants (excluding the ACS Warrants) or other rights to acquire or receive shares of Company Common Stock, whether vested or unvested, outstanding immediately prior to the Effective Time, if any, could be converted.

(ii)                                   Subject to the provisions of this Article I, each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any shares of the Company Preferred Stock to be canceled pursuant to Section 1.6(c) and any Dissenting Shares as defined in and to the extent provided in Section 1.6(e)) will be converted automatically into the right to receive an amount in cash equal to the amount obtained by dividing (A) the Applicable Aggregate Preferred Stock Consideration for the series of such share of Company Preferred Stock by (B) the aggregate number of shares of such series of Company Preferred Stock outstanding immediately prior to the Effective Time.

(b)                   Each share of Company Stock issued and outstanding immediately prior to the Effective Time shall automatically cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate representing any such Company Stock shall cease to have any rights with respect thereto, except the right to receive his, her or its respective portion of the Merger Consideration as set forth in Section 1.6(a) above.

(c)                   Each share of Company Stock, if any, held by the Company as treasury stock or owned by Parent or Merger Sub, in each case immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(d)                   At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub, the holder of any shares of Company Stock or the holder of any shares of Merger Sub Common Stock, each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and all of such shares, as converted, shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation.  Each stock certificate of Merger Sub evidencing ownership of any shares of Merger Sub Common Stock shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

(e)                   Notwithstanding anything in this Agreement to the contrary, no share of Company Stock the holder of which (a “Dissenting Stockholder”) has properly demanded and perfected appraisal or dissenters’ rights under the DGCL (each such share, a “Dissenting Share”) shall be converted into the right to receive any Merger Consideration.  Each Dissenting Stockholder shall be entitled to receive such consideration as shall be determined pursuant to the DGCL with respect to the Dissenting Shares held by such Dissenting Stockholder; provided that if any such Dissenting Stockholder shall fail to demand or perfect or shall have effectively withdrawn or otherwise lost his, her or its appraisal or dissenters’ rights under the DGCL, each of such Dissenting Stockholder’s Dissenting Shares shall thereupon be deemed to have been converted into and represent only the right to receive the Common Stock Consideration or the consideration to be paid to the holders of the Company Preferred Stock pursuant to Section 1.6(a)(ii), as applicable, as if such Dissenting Share had not been a Dissenting Share at the Effective Time, without any interest thereon, upon surrender of the certificate representing such share, and such share shall thereupon no longer be a Dissenting Share.  The Company shall give Parent (i) prompt notice of any written demands for appraisal or dissenters’ rights in respect of any shares of Company Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL (including, without limitation, instruments concerning appraisal or dissenters’ rights) and received by the Company, and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands.  The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld), voluntarily make any payment with respect to any demands for the exercise of appraisal or dissenters’ rights in respect of any shares of Company Stock or settle or offer to settle any such demands.

1.7  Performance Payment.  The Performance Payment (if any) shall be determined in the following manner:

(a)                   The “Performance Payment” shall be equal to Seven Million Nine Hundred Thousand Dollars ($7,900,000) multiplied by a fraction, the numerator of which shall be the Total Incremental Annual Revenue and the denominator of which shall be the Targeted Incremental Annual Revenue; provided, however, the Performance Payment shall be deemed to be equal to (x) zero, if the Total Incremental Annual Revenue is zero or a negative number, and (y) Seven Million Nine Hundred Thousand Dollars ($7,900,000), if the Total Incremental Annual Revenue is equal to Eight Million Two Hundred Thousand Dollars ($8,200,000) or more.  “Total Incremental Annual Revenue” shall be equal to the aggregate of the Surviving Corporation’s revenues attributable to the Selected Performance Contracts determined in accordance with GAAP for the twelve (12) month period beginning on January 1, 2004 and ending on December 31, 2004, less $73,600,000.  “Targeted Incremental Annual Revenue” shall mean Eight Million Two Hundred Thousand Dollars ($8,200,000).  Parent shall deliver to the Stockholder Representative, within sixty (60) days of the end of each of the first three fiscal quarters of the year ending December 31, 2004, a statement of its best estimate of the aggregate of the Surviving Corporation’s revenues attributable to the Selected Performance Contracts determined in accordance with GAAP as of the end of each such fiscal quarter and for the fiscal year to the end of such fiscal quarter.

(b)                   On or before March 30, 2005, the Surviving Corporation shall cause to be prepared a statement (the “Revenue Statement”) which shall set forth the amount of the Performance Payment, if any, and the calculation thereof, including the Total Incremental Annual Revenue and each of the components thereof, and shall deliver the Revenue Statement to the Stockholder Representative.  The Revenue Statement shall supersede in all respects all previously delivered estimated reports relating to Total Incremental Annual Revenue.  The Stockholder Representative shall have the opportunity to review and evaluate all working papers, worksheets and other documents utilized by the Surviving Corporation in the preparation of the Revenue Statement.

(c)                   Unless the Stockholder Representative shall dispute the Revenue Statement, as provided in this paragraph (c), the Revenue Statement shall be final and binding on all Parties.  If the Stockholder Representative disputes any amount set forth in the Revenue Statement, the Stockholder Representative will provide the Surviving Corporation within fifteen (15) days of receipt of the Revenue Statement detailed written explanations of any disputed items in the Revenue Statement.  Within a further period of ten (10) days from the end of the aforementioned review period, the Parties will attempt to resolve in good faith any disputed items.  In the event the Surviving Corporation and the Stockholder Representative shall be unable to agree upon a joint determination of the Revenue Statement within twenty-five (25) days from the delivery date of the Revenue Statement, then within thirty (30) days from the delivery date of the Revenue Statement, the Surviving Corporation and the Stockholder Representative shall submit the dispute to the Accounting Firm.  The Surviving Corporation and the Stockholder Representative shall request that the Accounting Firm render its determination prior to the expiration of sixty (60) days from the delivery date of the Revenue Statement, and such determination and any required adjustments resulting therefrom shall be final and binding on all the Parties.  The fees and expenses of the Accounting Firm shall be allocated to be paid by the Surviving Corporation and the Stockholders based upon the percentage which the portion of the contested amount not awarded to each Party bears to the amount actually contested by the Parties, as determined by the Accounting Firm.

(d)                   After the determination of the Performance Payment becomes final and binding pursuant to Section 1.7(c), the Performance Payment (if any) shall be issued by Parent to the Stockholder Representative, as agent for the holders of Company Stock who have complied with Section 1.10(a) hereof, within five (5) days following such date on which the determination becomes final and binding in principal amount of a Parent Subordinated Note (“Parent Subordinated Note”) in the form attached hereto as Exhibit B; provided, however, if, after the Closing Date and prior to the date on which the Parent Subordinated Note is required to be issued, Parent consummates a registered offering of its capital stock or other equity, debt or convertible securities resulting in net proceeds to Parent of at least Thirty Eight Million Dollars ($38,000,000), then, subject to Section 1.7(e), Parent shall pay to the Stockholder Representative, as agent for the holders of Company Stock who have complied with Section 1.10(a) hereof, the Performance Payment (if any) in immediately available funds, without interest, in lieu of issuance of the Parent Subordinated Note.

(e)                   Notwithstanding anything herein contained to the contrary, as of the Closing, Parent’s obligation to issue or pay the Performance Payment shall be subordinate and subject to the prior payment in full of all Senior Obligations (as defined in the Subordination Agreement substantially in the form attached hereto as Exhibit C, to be entered into as of the Closing Date by and among Parent, the stockholders of the Company and Wachovia Bank, National Association (the “Subordination Agreement”)) as further set forth in the Subordination Agreement and the Performance Payment shall be subject to the terms of the Subordination Agreement and the Credit Agreement with the Parent’s senior lenders.

1.8  Escrow.  On the Closing Date, the Stockholder Representative, Parent, Merger Sub and either Wachovia Bank, or one of its affiliates, or Branch Banking & Trust Company of Virginia (the “Escrow Agent”), shall enter into an Escrow Agreement in substantially the form attached hereto as Exhibit D (the “Escrow Agreement”).  Notwithstanding any other provision in this Agreement to the contrary, in order to secure the payment of (i) the Post-Closing Adjustment, if any, pursuant to Section 1.12 hereof, and (ii) the indemnity obligations of the Stockholders pursuant to Section 6.6 and Article IX of this Agreement, Seven Million Three Hundred Seventy Thousand Dollars ($7,370,000) less the amount of the Excluded AR (the “Escrow Deposit”) shall be deposited into and held in escrow pursuant to the terms of the Escrow Agreement.  Parent is hereby directed by the Stockholder Representative to deposit with the Escrow Agent at the Closing an amount in cash equal to the Escrow Deposit, and Parent shall make such deposit as so directed.  The Parties agree that the Escrow Deposit deposited in escrow has not been paid by the Parent to the holders of the Company Stock and agree to take a reporting position consistent therewith for all Tax purposes.

1.9  Stock Options; Warrants; Restricted Stock; Series B Option; Purchased Shares.

(a)                   Company Stock Options.  As of the Effective Time, all options to purchase Company Stock issued by the Company, whether such options were granted pursuant to the Option Plan (which options shall be referred to herein as the “Company Stock Options”) or otherwise, that remain unexercised or are not terminated shall terminate and be cancelled without payment of any consideration therefor.  Parent shall neither assume any Company Stock Options nor be required by the terms of this Agreement to replace any Company Stock Options with comparable options.  The Company shall terminate the Option Plan and all other stock option plans and other stock or equity-related plans of the Company prior to the Effective Time, and neither Parent nor the Surviving Corporation shall have any liability or obligation thereunder.  No adjustment shall be made in the Merger Consideration paid in the Merger as a result of any cash proceeds received by the Company from the date hereof to the Closing Date pursuant to the exercise of options, warrants or other rights to acquire or receive Company Stock.  The Company shall obtain, at least three business (3) days prior to the Closing, from each holder of a Company Stock Option a consent to the termination of such Company Stock Option effective immediately prior to the Closing pursuant to this Section 1.9(a) (an “Option Termination Agreement”) in the form attached hereto as Exhibit E-1; provided, however, to the extent that Parent reasonably determines that any holder of a Company Stock Option is an executive officer of the Company and an “accredited investor” (as such term is defined in Regulation D of the Securities Act), the Company shall obtain, at least three (3) business days prior to the Closing, from such holder an agreement to exercise such Company Stock Option effective immediately prior to the Closing pursuant to Section 1.9(a) (an “Option Exercise Agreement”) in the form attached hereto as Exhibit E-2.

(b)                   Company Warrants.  The Company shall obtain, at least three (3) business days prior to the Closing from ACS a consent to the purchase in full of the ACS Warrants effective immediately prior to the Closing pursuant to this Section 1.9(b) (the “ACS Warrant Purchase Agreement”) in the form attached hereto as Exhibit E-3, and such ACS Warrants shall be surrendered to the Company by ACS.  The Company shall cause the termination, as of the Effective Time, of all other outstanding warrants (together with the ACS Warrants, the “Company Warrants”) to purchase Company Stock that remain unexercised.

(c)                   Company Restricted Stock.  As of the Effective Time, the repurchase right of the Company set forth in the Restricted Stock Purchase Agreements, each dated as of December 15, 2002, by and between the Company and each of Louis H. Ray and Denise Wilder for the purchase of 260,000 and 150,000 shares of Company Common Stock, respectively, shall be terminated and all amounts owed to the Company pursuant to those certain Promissory Notes, dated as of the same date (the “Restricted Stock Notes”), in payment for such shares shall be repaid to the Company by the respective holders thereof by offsetting such amounts against their respective Executive Bonus Payments or other amounts due and payable to each of them at the Closing.

(d)                   Series B Option Purchase.  Merger Sub, the Series B Optionholders, Louise E. Johnson and Alvin T. Johnson shall enter into and, immediately prior to the Effective Time, consummate the transactions contemplated by the Series B Option Purchase Agreement pursuant to this Section 1.9(d) (the “Series B Option Purchase Agreement”) in the form attached hereto as Exhibit E-4 and the certificate for all issued and outstanding shares of Company Series B Preferred Stock shall be surrendered to Merger Sub by the holder thereof.

(e)                   Purchased Shares.  On the Closing Date, subject to the consummation of the Closing, effective immediately prior to the Effective Time, each Stockholder who is a holder of Purchased Shares hereby agrees to convey, assign, transfer and deliver to the Company all of such holder’s Purchased Shares, free and clear of all Encumbrances, and the Company agrees to pay to such holder the Purchased Share Consideration applicable to such holder.  Subject to the consummation of the Closing, the purchase and sale of the Purchased Shares provided for above shall take place on the Closing Date immediately prior to the Effective Time hereunder or at such place and on such date as the parties shall otherwise agree.  On the Closing Date, such holder shall deliver to the Company the original certificate or certificates representing the Purchased Shares, duly endorsed in blank or accompanied by duly executed powers or other assignment documents.

1.10         Surrender of Certificates.

(a)                   Exchange Procedures.  If (1) at least three (3) business days prior to the Closing Date Parent has received the following from any holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Stock to be exchanged pursuant to Section 1.6 (the “Certificates”): (x) a photocopy or facsimile of such Certificate or Certificates, (y) a photocopy or facsimile of a letter of transmittal substantially in the form attached hereto as Exhibit F (the “Letter of Transmittal”), duly completed and validly executed in accordance with the instructions thereto, and (z) a photocopy or facsimile of the executed Subordination Agreement and such other documents as may be required pursuant to the instructions set forth in the Letter of Transmittal, and (2) in connection with the Closing Parent receives an original Certificate or Certificates, a duly executed Letter of Transmittal, and such other documents as may be required pursuant to the instructions in the Letter of Transmittal, then in accordance with such Letter of Transmittal Parent shall deliver to such holder in exchange therefor the applicable Closing Consideration immediately following the Effective Time and the other applicable Merger Consideration in accordance with the terms hereof, and the Certificate so surrendered shall forthwith be canceled.  If Parent has received such materials from any such holder later than three (3) business days prior to the Closing Date, then Parent shall deliver to such holder in exchange therefor the applicable Closing Consideration and the other applicable Merger Consideration no later than three (3) business days after such receipt or three (3) business days after the date on which such Merger Consideration is otherwise due hereunder in accordance with the terms hereof, whichever is later.  No interest shall be paid or accrued on any Merger Consideration.  Until so surrendered, each Certificate shall, after the Effective Time, represent for all purposes only the right to receive the applicable Merger Consideration in respect of the shares of Company Stock represented by such Certificate.  Any holder of Company Stock who has not complied with this Article I shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Laws) only as a general creditor thereof with respect to the applicable Merger Consideration payable in respect of such shares of Company Stock, without any interest thereon.

(b)                   No Liability.  Notwithstanding anything to the contrary in this Agreement, none of the Parent, Merger Sub or the Surviving Corporation shall be liable to a holder of a Certificate for any applicable Merger Consideration or any other amount due that was properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(c)                   Withholding of Tax.  Parent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Stock or Company Stock Options such amounts as Parent (or any Affiliate thereof, including the Company) shall determine in good faith (after reasonable consultation with the Stockholder Representative) that they are required to deduct and withhold with respect to the making of payment contemplated by this Agreement (including without limitation, with respect to any payment constituting wages deemed paid to such holder on or before the Closing Date by reason of the transactions contemplated by this Agreement) under the Code or any provision of federal, state, local or foreign Tax Law.  To the extent that amounts are so withheld by Parent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Company Stock in respect of whom such deduction and withholding were made by

Parent.  If the Company has already deducted or withheld any amounts required to be deducted or withheld with respect to the making of any payment contemplated hereby, the Company shall notify Parent and Parent will not effect any duplicative deductions or withholdings of which it has been so notified.

(d)                   Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, Parent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable Merger Consideration; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the holder of such lost, stolen or destroyed Certificates to deliver a bond in such sum as Parent may reasonably direct as indemnity against any claim that may be made against Parent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.11         Adjustments to Merger Consideration.

(a)                   At least five (5) business days prior to the Closing, the Company and the Parent shall finalize an Estimated Closing Balance Sheet as of the Closing Date on a post-Closing basis (the “Estimated Closing Balance Sheet”), which shall be prepared in accordance with GAAP and consistent with the principles and procedures used in preparing the Balance Sheet, except as set forth on Appendix B-1.

(b)                   The Closing Consideration to be paid at the Closing shall be reduced by the following amounts, if any, as set forth on the Estimated Closing Balance Sheet:  (i) the amount of any indebtedness of the Company or any Subsidiary for borrowed money (including, without limitation, any indebtedness of the type required to be reflected on line items “Term Note – Citizens”, “Term Note A – ACS”, “Term Note B – ACS”, “Seller Note – ENTEK”, “Subordinated Debt – Jr.” and “Subordinated Debt –Sr.” of the Balance Sheet) as of the Closing Date plus the amount of any Qualified Accounts Payable as of the Closing Date (collectively, “Indebtedness for Borrowed Money”), (ii) the amount of all Liabilities not incurred in the ordinary course of business of the Company or any Subsidiary as of the Closing Date, including, without limitation, the Executive Bonus Payments and any other liability for severance and other compensation, provided or payable to employees or consultants of the Company or any Subsidiary in connection with the Merger plus the Wachovia Closing Payment and any other transaction fees and expenses related to the Merger and the transactions contemplated hereby, including, without limitation, financial advisory fees, legal fees and expenses, broker and finder fees and expenses of accountants (collectively, “Non-Ordinary Course Liabilities”), (iii) an amount equal to the ACS Closing Payment, and (iv) the Estimated Working Capital Deficit, if any.  Such adjustment shall be referred to herein as the “Estimated Closing Adjustment”.  “Estimated Working Capital Deficit” shall mean the amount, if any, determined as of the Closing Date, by which the Target Working Capital exceeds the Estimated Working Capital.  The Estimated Closing Adjustment shall be determined without regard to the limitations set forth in Sections 9.4 and 9.5 hereof.

1.12         Post-Closing Adjustment.

(a)                   Within seventy-five (75) days following the Closing Date, the Surviving Corporation shall furnish the Stockholder Representative with a balance sheet as of the Closing Date on a post-Closing basis (the “Closing Balance Sheet”) prepared in accordance with GAAP and consistent with the principles and procedures used in preparing the Balance Sheet, except as set forth on Appendix B-1, which shall set forth the Indebtedness for Borrowed Money, Non-Ordinary Course Liabilities and Closing Working Capital Deficit (collectively the “Closing Adjustments”).  “Closing Working Capital Deficit” shall mean the amount, if any, determined as of the Closing Date, by which the Target Working Capital exceeds the Closing Working Capital.

(b)                   The Stockholder Representative shall have a period of fifteen (15) days after receipt of the Closing Balance Sheet to notify the Surviving Corporation of its election to accept or reject (and in the case of a rejection, there shall be included in such notice the reasons for such rejection in reasonable detail) the Closing Balance Sheet.  In the event no notice is received by the Surviving Corporation during such fifteen (15) day period, the Closing Balance Sheet and any required adjustments resulting therefrom shall be deemed accepted by the Stockholder Representative and the Stockholders and final and binding on the Parties.  In the event that the Stockholder Representative shall timely reject the Closing Balance Sheet, the Surviving Corporation and the Stockholder Representative shall promptly (and in any event within thirty (30) days following the date upon which the Stockholder Representative shall reject the Closing Balance Sheet) attempt to make a joint determination of the Closing Adjustments on the Closing Date, and such determination and any required adjustments resulting therefrom shall be final and binding on the Parties.

(c)                   In the event the Surviving Corporation and the Stockholder Representative shall be unable to agree upon a joint determination of the Closing Adjustments within ninety (90) days from the Closing Date, then within one hundred twenty (120) days from the Closing Date the Surviving Corporation and the Stockholder Representative shall submit the dispute to the Accounting Firm.  The Surviving Corporation and the Stockholder Representative shall request that the Accounting Firm render its determination prior to the expiration of one hundred fifty (150) days from the Closing Date, and such determination and any required adjustments resulting therefrom shall be final and binding on all the Parties.  The fees and expenses of the Accounting Firm shall be allocated to be paid by the Surviving Corporation and the Stockholders based upon the percentage which the portion of the contested amount not awarded to each Party bears to the amount actually contested by the Parties, as determined by the Accounting Firm.

(d)                   If the Closing Working Capital shall be less than the Target Working Capital, the amount of the difference, if any, as finally determined in accordance with the provisions of this Section 1.12 (less the amount of the Estimated Working Capital Deficit, if any, taken into account in the adjustment of the Merger Consideration pursuant to Section 1.11), shall be paid to Parent out of the Escrowed Funds as an adjustment to the Merger Consideration by wire transfer in immediately available funds within ten (10) days of such determination.  If the Indebtedness for Borrowed Money and/or the Non-Ordinary Course Liabilities determined pursuant to this Section 1.12 exceed the Indebtedness for Borrowed Money and/or the Non-Ordinary Course

Liabilities, respectively, set forth on the Estimated Closing Balance Sheet, such excess shall be paid to Parent out of the Escrowed Funds as an adjustment to the Merger Consideration by wire transfer in immediately available funds within ten (10) days of such determination.  The adjustments described in the first two sentences of this Section 1.12(d) shall be referred to, collectively, as the “Post-Closing Adjustment.”  Parent and the Stockholder Representative shall send joint written instructions to the Escrow Agent instructing the Escrow Agent to release to Parent the amounts determined pursuant to this Section 1.12.  If the Stockholder Representative does not so instruct the Escrow Agent by the due date, such amounts due to Parent shall be deemed Damages under Article IX hereof, which Damages together with interest at a rate of eight percent (8%) per annum shall be paid in full without regard to the limitations set forth in Sections 9.4 and 9.5 hereof.

1.13         Further Ownership Rights in Company Stock.  The applicable Merger Consideration issued upon the surrender for exchange of Company Stock in accordance with the terms of this Article I shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Stock.  At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration or transfers of shares of Company Stock on the records of the Surviving Corporation.

1.14         Further Action.  If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (i) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either the Company or Merger Sub, or (ii) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and do, in the name and on behalf of the Company or Merger Sub, all such other acts and things necessary, desirable or proper to vest, perfect or confirm its rights, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of the Company or Merger Sub, as applicable, and otherwise to carry out the purposes of this Agreement.

Article II
CLOSING

2.1  Time and Place of the Closing.  The Closing shall take place at the offices of Shaw Pittman LLP, 1650 Tysons Boulevard, 14th Floor, McLean, Virginia, as soon as practicable following the satisfaction or waiver of the conditions set forth in Articles VII and VIII hereof and in any event within three (3) business days thereafter, or on such other date as Parent, Merger Sub and the Company may mutually determine.

2.2  Deliveries.  At the time of the Closing, (i) the Company, the Stockholder Representative and the Stockholders, as appropriate, will deliver to Parent the various certificates, instruments, and documents referred to in Section 7.16 below, and (ii) Parent and Merger Sub, as appropriate, will deliver to the Stockholder Representative the Closing

Consideration and the certificates, instruments and documents referred to in Section 8.4 below.

2.3  Stockholder Representative.

(a)           Each stockholder of the Company hereby designates DFW Capital Partners, L.P., a Delaware limited partnership, as his, her or its representative (the “Stockholder Representative”) for purposes of this Agreement.  The holders of Company Stock and their respective successors shall be bound by any and all actions taken by the Stockholder Representative on their behalf under or otherwise relating to this Agreement, the Escrow Agreement and the Parent Subordinated Note (if any) and the transactions contemplated hereunder and thereunder as if such actions were expressly ratified and confirmed by each of them.  The Stockholder Representative shall not be liable to the holders of Company Stock for any act done or omitted to be done as Stockholder Representative absent bad faith or gross negligence.  In the event the Stockholder Representative is unable or unwilling to serve or shall resign, a successor Stockholder Representative shall be selected by a majority-in-interest of the Stockholders (on a fully-diluted basis) as of immediately prior to the Closing.  Each successor Stockholder Representative shall have all the power, rights, authority and privileges hereby conferred upon the original Stockholder Representative.

(b)           Parent and Merger Sub shall be entitled to rely upon any communication or writings given or executed by the Stockholder Representative on behalf of the holders of Company Stock.  All communications or writings to be sent to the holders of Company Stock pursuant to this Agreement may be addressed to the Stockholder Representative, and any communication or writing so sent shall be deemed notice to all of the holders of Company Stock hereunder.  The adoption and approval of this Agreement by the holders of Company Stock shall constitute the consent and agreement of each holder of Company Stock that Stockholder Representative is authorized to accept payments and deliveries, including any notice, on behalf of each holder of Company Stock pursuant hereto.

(c)           The Stockholder Representative is hereby appointed and constituted the true and lawful attorney-in-fact of each holder of Company Stock, with full power in his, her or its name and on his, her or its behalf to act according to the terms of this Agreement, the Escrow Agreement and the Parent Subordinated Note (if any) in the absolute discretion of the Stockholder Representative; and in general to do all things and to perform all acts including, without limitation, executing and delivering all agreements, certificates, receipts, instructions, notices and other instruments contemplated by or deemed advisable in connection with this Agreement, including without limitation Article IX hereof.  This power of attorney and all authority hereby conferred is granted subject to the interest of the holders of Company Stock hereunder and in consideration of the mutual covenants and agreements made herein, and shall be irrevocable and shall not be terminated by any act of any holder of Company Stock, by operation of law, whether by the death or disability of such holder of Company Stock, or by any other event.

Article III
REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

As a material inducement to Parent and Merger Sub to enter into this Agreement and to consummate the transactions contemplated by this Agreement, each of the Seller Parties, jointly and severally, represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing, except as set forth on the disclosure delivered by the Seller Parties herewith (the “Seller Disclosure Schedule”), as follows:

3.1           Organization and Corporate Power.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and the Company is qualified to do business and in good standing in each jurisdiction where the character or location of its assets or its properties owned, leased or operated by it, or the nature of its activities, makes such qualification necessary, except to the extent that the failure to so qualify or be in good standing has not had and could not reasonably be expected to have a Material Adverse Effect.  All such jurisdictions in which the Company is qualified are set forth on Schedule 3.1.  The Company has full corporate power and authority necessary to own and operate its properties, to conduct its business as conducted, and to perform its obligations under Contracts to which it is a party or by which it is bound.  The stock records and minute books of the Company are accurate, up-to-date and complete, and all such records and books of account and other records of the Company have been maintained in accordance with prudent business practices and all applicable legal requirements.  The Company is not in default under or in violation of any provision of its Certificate of Incorporation or Bylaws or any resolution adopted by the Company’s stockholders or board of directors.

3.2           Authority for Agreement.  The Company has full power, authority and legal right to enter into and perform its obligations under this Agreement and the other documents contemplated hereby to which the Company is or will be a party and to consummate the transactions contemplated hereby and thereby.  The board of directors of the Company has (a) unanimously approved the Merger, this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby and authorized the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby, (b) resolved to recommend approval and adoption by the stockholders of the Merger, this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby and (c) not withdrawn or modified such approval or resolution to recommend.  No other corporate proceedings on the part of the Company or, immediately following the execution and delivery of this Agreement, any stockholder of the Company are, or will be, necessary to approve and authorize the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby.  This Agreement and the other documents contemplated hereby have been duly executed and delivered by the Company and are legal, valid and binding obligations of the Company, enforceable against it in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general.  The affirmative vote of (A) a majority of all issued and outstanding shares of Company Class A Common Stock, Company Series C Preferred Stock and Company Series D-1 Preferred Stock, voting together as a single class; (B) at least 66 2/3 % of all issued and outstanding shares of Company Series A

Preferred Stock; and (C) a majority of all issued and outstanding shares of Company Series C Preferred Stock, voting as a single class, is the only vote of stockholders of the Company, including the holders of any class or series of capital stock of the Company, necessary to approve and authorize the Merger, this Agreement and the other documents and the other transactions contemplated hereby and thereby (the “Required Vote”).  Except as set forth on Schedule 3.2, as of the date hereof, the holders of the Company Stock that are listed on the signature pages to this Agreement own (beneficially and of record) and have the right to vote, in the aggregate, all of the total issued and outstanding Company Class A Company Stock, all of the Company Class B Common Stock and all of the Company Preferred Stock.

3.3           No Violation to Result.  Except as set forth on Schedule 3.3, the execution, delivery and performance by the Company of this Agreement and the other documents contemplated hereby and the consummation by the Company of the transactions contemplated hereby and thereby and the fulfillment by the Company of the terms hereof and thereof, do not and will not, directly or indirectly (with or without notice or lapse of time):  (i) violate, breach, conflict with, constitute a default under, accelerate or permit the acceleration of the performance required by (x) any of the terms of the Certificate of Incorporation or Bylaws of the Company or any Subsidiary or any resolution adopted by the board of directors or stockholders of the Company or any Subsidiary, or (y) any note, debt instrument, security agreement, mortgage or any other Contract to which the Company or any Subsidiary is a party or by which any of them is bound, or (z) any law, judgment, decree, order, rule, regulation, permit, license or other legal requirement of any Government Authority applicable to the Company or any Subsidiary; (ii) give any Person the right to exercise any remedy under any such Contract or cancel, terminate or modify any such Contract; (iii) give any Government Authority or other Person the right to challenge any of the transactions contemplated by this Agreement; (iv) give any Government Authority the right to revoke, withdraw, suspend, cancel, terminate or modify any permit or license that is held by the Company or any Subsidiary or that otherwise relates to the Company’s or any Subsidiary’s business or to any of the assets owned or used by the Company or any Subsidiary; or (v) result in the creation or imposition of any Encumbrance, possibility of Encumbrance, or restriction in favor of any Person upon the Company Stock or, except for any Permitted Encumbrance, any of the properties or assets of the Company or any Subsidiary, except with respect to Section 3.3(i)(y) above any such violations, breaches, conflicts, defaults or acceleration as are immaterial.  Other than as set forth on Schedule 3.3, no notice to, filing with, or consent of, any Person is necessary in connection with the execution, delivery or performance by the Company of this Agreement and the other documents contemplated hereby or the consummation by the Company of the transactions contemplated hereby or thereby.  The Company has given all notices, made all filings and obtained all consents set forth on Schedule 3.3 or will have done so prior to the Closing.

3.4        Capitalization.

(a)           The authorized capital stock of the Company consists of 8,000,000 shares of Company Class A Common Stock, of which, as of the date hereof, 3,018,288 shares have been issued and are outstanding; 1,000,000 shares of Company Class B Nonvoting Common Stock, of which 410,000 shares have been issued and are outstanding; 71,300 shares of Company Series A

Preferred Stock, of which 71,298 shares have been issued and are outstanding; 32,000 shares of Company Series B Preferred Stock, of which 32,000 shares have been issued and are outstanding; 35,000 shares of Company Series C Preferred Stock, of which, as of the date hereof, 35,000 shares have been issued and are outstanding; 781,250 shares of Company Series D-1 Preferred Stock, of which 781,250 shares have been issued and are outstanding; and 312,500 shares of Company Series D-2 Preferred Stock, of which 312,500 shares have been issued and are outstanding.  There are no shares of the Company’s capital stock held in the Company’s treasury.  Schedule 3.4(a) sets forth the names of the Company’s stockholders, the addresses of the Company’s stockholders, the number and class of shares of Company Stock owned of record and beneficially by each of such stockholders and whether such stockholder acquired such shares of Company Stock by exercising a Company Stock Option pursuant to the Option Plan.

(b)           All of the issued and outstanding shares of capital stock of the Company and each Subsidiary have been duly authorized and validly issued, and are fully paid and non-assessable.  Except as set forth on Schedule 3.4(b), no restrictions on transfer, repurchase options, preemptive rights or rights of first refusal exist with respect to any shares of capital stock of the Company or any Subsidiary, and no such rights arise by virtue of or in connection with the transactions contemplated hereby.  To the extent permitted by Law, the Seller Parties have waived (or hereby waive) any and all such rights.

(c)           Except as set forth in Schedule 3.4(c), there is no:  (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire or sell or issue, or otherwise relating to, any shares of the capital stock or other securities of the Company or any Subsidiary; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any Subsidiary; (iii) Contract under which the Company or any Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any Subsidiary.  There are no outstanding stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company or any Subsidiary.  Schedule 3.4(c) sets forth (i) the total number of Company Stock Options and Company Warrants issued and outstanding, reserved and available for issuance and (ii) the following information with respect to each Company Stock Option and Company Warrant outstanding as of immediately prior to the Closing: (A) the name and address of the holder of the Company Stock Option and Company Warrant, (B) the number of Company Stock Options and Company Warrants held by such holder and the number of such Company Stock Options that are vested and unvested, (C) the vesting schedule applicable to such Company Stock Options, (D) the date on which such Company Stock Option and Company Warrant was granted and (E) whether such Company Stock Option was intended to be an incentive stock option, a non-qualified stock option or a performance-vesting non-qualified stock option.

(d)           Except as set forth on Schedule 3.4(d), there are no proxies, voting rights, stockholders agreements or other agreements or understandings with respect to the voting or transfer of the capital stock of the Company or any Subsidiary.  All shares of Company Stock and all other securities of the Company or any Subsidiary have been issued in compliance with (x) all applicable federal and state securities laws and other applicable legal requirements, and (y) any pre-emptive rights, rights of first refusal and requirements set forth in applicable Contracts.  Any shares of capital stock or other securities repurchased, redeemed or otherwise reacquired by the Company or any Subsidiary were validly reacquired in compliance with (A) the applicable provisions of the DGCL and all other applicable legal requirements, and (B) any requirements set forth in applicable Contracts.  Neither the Company nor any Subsidiary is obligated to redeem or otherwise acquire any of its outstanding shares of capital stock or other securities.

(e)           The Company has no (i) direct or indirect debt, equity or other investment or interest in any Person or any joint venture or (ii) strategic alliance or teaming agreements with any Person (either pursuant to a written Contract or a Contract in the process of being negotiated), except for its Subsidiaries and such strategic alliances or teaming agreements which are listed on Schedule 3.4(e).  Neither the Company nor any Subsidiary has any commitment to contribute to the capital of, make loans to or share losses of, any Person.  Each Subsidiary is duly organized, validly existing and, where applicable, in good standing under the laws of its jurisdiction of organization.  Each Subsidiary is qualified to do business and in good standing in each jurisdiction where the character or location of its assets or its properties owned, leased or operated by it, or the nature of its activities makes such qualification necessary, except to the extent that the failure to so qualify or be in good standing has not had and could not reasonably be expected to have a Material Adverse Effect.  All such jurisdictions in which each Subsidiary is qualified are set forth on Schedule 3.4(e).  Each Subsidiary has full corporate power and authority necessary to own and operate its properties, to conduct its business as conducted and to perform its obligations under Contracts by which it is bound.  The copies of each Subsidiary’s organizational or formation documents, which have been furnished to Parent, reflect all amendments made thereto at any time prior to the date of this Agreement and are correct and complete.  The stock records and minute books of each Subsidiary are accurate, up-to-date and complete, and all such records and books of account and other records of each Subsidiary have been maintained in accordance with prudent business practices and all applicable legal requirements.  No Subsidiary is in default under or in violation of any provision of such Subsidiary’s organizational or formation documents or any resolution adopted by such Subsidiary’s stockholders or board of directors.

(f)            Schedule 3.4(f) sets forth, as of the date hereof, (i) the number of authorized, issued and outstanding shares of each class of capital stock or other equity securities of each Subsidiary; (ii) the names and addresses of all holders of issued and outstanding shares of each class of each such Subsidiary’s capital stock, together with the number of such shares owned and/or controlled by each such holder and the percentage of the issued and outstanding shares of each class of each such Subsidiary’s capital stock which such holder owns or controls; and (iii) the number of shares of each class of each such Subsidiary’s capital stock, if any, which are held in treasury.  The outstanding shares of capital stock or other equity securities of each Subsidiary are owned of record and beneficially by the Persons set forth on Schedule 3.4(f), free and clear of all Encumbrances.

3.5        Financial Statements.

(a)           Schedule 3.5(a) includes true, complete and correct copies of (i) the Year-End Financials and (ii) the Interim Financials.  Each of the Financial Statements (including in all cases the notes thereto, if any) is consistent with the Company’s and each Subsidiary’s books and records (which, in turn, accurately and fairly reflect in reasonable detail the transactions and dispositions of assets of the Company and each Subsidiary), presents fairly the Company’s and each Subsidiary’s financial condition and results of operations as of the times and for the periods referred to therein, and has been prepared in accordance with GAAP (subject, in the case of Interim Financials, to normal and recurring year-end adjustments which shall not be material in the aggregate, and the absence of notes).  During the periods covered by the Financial Statements and since the Balance Sheet Date, there has been no material change in the Company’s or any Subsidiary’s accounting policies.  There have been no material transactions involving the business of the Company or any Subsidiary which properly should have been set forth in the Financial Statements and which have not been materially accurately so set forth.  Schedule 3.5(a) sets forth a list of all non-operating assets, pre-paid items and deposits of the Company or any Subsidiary.

(b)           Schedule 3.5(b) provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Company and any Subsidiary as of the Balance Sheet Date.  Except for Excluded AR and except as set forth in Schedule 3.5(b), all existing accounts receivable of the Company and each Subsidiary (including those accounts receivable reflected on the Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the Balance Sheet Date and have not yet been collected) (i) represent valid obligations of customers of the Company or such Subsidiary arising from bona fide transactions entered into in the ordinary course of business, and (ii) are current and will be collected in full, without any counterclaim or setoff, when due (and in no event later than ninety (90) days after the Closing Date) net of any allowance for doubtful accounts set forth on the Closing Balance Sheet.  Except as disclosed on Schedule 3.5(b), no Person has any Encumbrance (other than a Permitted Encumbrance) on such receivables or any part thereof, and no agreement for deduction, free goods, discount or other deferred price or quantity adjustment shall have been made with respect to any such receivables.

(c)           Schedule 3.5(c) identifies the revenues received from each customer of the Company or any Subsidiary and from each other Person from whom the Company or any Subsidiary generated revenues in the fiscal year ended March 31, 2003 and in the six (6) months ending on September 30, 2003.  Except as set forth on Schedule 3.5(c), no such customer has terminated or threatened in writing to terminate its relationship with the Company or any Subsidiary or has during the last twelve (12) months materially decreased, limited or otherwise changed the terms and conditions for the purchase of goods or services from the Company or any Subsidiary or threatened in writing to do so.

3.6        Liabilities.  There are no Liabilities of the Company or any Subsidiary, other than

(a) liabilities reflected on the Balance Sheet and not previously paid or discharged, (b) Liabilities incurred after the Balance Sheet Date arising in the ordinary course of business and consistent with past practice and (c) immaterial Liabilities in an aggregate amount not greater than $50,000 (none of which in any case results from, arises out of, relates to, is in the nature of or was caused by any breach of contract, breach of warranty, tort, infringement or violation of law).  Neither the Company nor any Subsidiary is a guarantor or otherwise liable for any Liabilities of any other Person other than endorsements for collection in the ordinary course of business.

3.7           Adverse Changes.  Except as set forth on Schedule 3.7, since March 31, 2003, neither the Company nor any Subsidiary has:  (i) suffered a Material Adverse Effect; (ii) suffered any theft, damage, destruction or casualty loss in excess of $50,000 to its assets or business (whether or not covered by insurance) or suffered any destruction of its books and records; (iii) made any capital expenditures that aggregate in excess of $500,000; (iv) taken any action, omitted any action or entered into any agreement or understanding which, if taken, omitted or entered into during the period from the date of this Agreement until the Closing Date, would constitute a breach or violation of the last sentence of Section 6.2 hereof (other than subsection (f)(ii)); or (v) committed or agreed to any of the foregoing set forth in (i) through (iv) above.

3.8           Employee Benefit Plans.

(a)                   Schedule 3.8(a) lists:  (i) each plan fund, program, agreement or arrangement for the provision of executive compensation, deferred or incentive compensation, profit sharing, stock bonus, bonus, stock option, stock purchase, termination, salary continuation, employee assistance, supplemental retirement, severance, vacation, sickness, disability, death, fringe benefit, insurance, medical or other benefits (whether provided through insurance, on a funded or unfunded basis, or otherwise) to any current or former employee, director, consultant or independent contractor, or any dependent, survivor or beneficiary with respect to any of the foregoing, which is maintained, administered or contributed to by the Company, any Subsidiary or any ERISA Affiliate of the Company, whether or not legally binding; (ii) each Employee Pension Benefit Plan which has been maintained, administered or contributed to by the Company or any ERISA Affiliate in the past six (6) years (the “Pension Plans”); and (iii) each Employee Welfare Benefit Plan which is currently maintained, administered or contributed to by the Company, any Subsidiary or any ERISA Affiliate (the “Welfare Plans”) (collectively, the “Benefit Plans”).

(b)                   Each Pension Plan which is intended to qualify under Section 401(a) of the Code so qualifies:  (i) with respect to the form of its plan documents and (ii) in operation.  Each Benefit Plan (and each related trust, insurance contract or fund) has been administered in all material aspects in accordance with its governing instruments and all applicable Laws.

(c)                   All contributions, premiums or other payments due under the terms of each Benefit Plan or required by applicable Law have been made within the time due, and all unpaid amounts attributable to any such Plan for any period prior to the Closing Date will be accrued on the Company’s consolidated books and records in accordance with GAAP.

(d)                   There have been no Prohibited Transactions with respect to any Benefit Plan which could result in liability to the Company, its ERISA Affiliates, or, to the knowledge of any of the Seller Parties, any of their respective employees.  There has been no breach of fiduciary duty (including violations under Part 4 of Title I of ERISA) with respect to any Benefit Plan which could result in liability to the Company, its ERISA Affiliates or, to the knowledge of any of the Seller Parties, any of their respective employees.  No action, suit, proceeding, hearing or investigation relating to any Benefit Plan (other than routine claims for benefits) is pending or, to the knowledge of any of the Seller Parties, has been threatened, and no Seller Party has knowledge of any fact that would reasonably be expected to form the basis for such action, suit, proceeding, hearing or investigation.  No matters are currently pending with respect to any Benefit Plan under the Employee Plans Compliance Resolution System maintained by the IRS or any similar program maintained by any other Government Authority.

(e)                   Neither the Company, nor any ERISA Affiliate has ever maintained, contributed to, had any obligation to contribute to, or had any other Liability under or with respect to any Employee Pension Benefit Plan covered by Title IV of ERISA or ERISA Section 302 or Section 412 of the Code.  Neither the Company nor any ERISA Affiliate has ever had any Liability under or with respect to any “multiemployer plan” as defined in ERISA Section 3(37).

(f)                    Neither the Company, nor any ERISA Affiliate has ever sponsored, maintained, administered, contributed to, had any obligation to contribute to, or had any other liability under or with respect to any Employee Welfare Benefit Plan which provides health, life or other coverage for former directors, officers or employees (or any spouse or former spouse or other dependent thereof), other than benefits required by COBRA.

(g)                   Neither the Company, nor any ERISA Affiliate has ever maintained a “voluntary employees beneficiary association” within the meaning of Section 501(c)(9) of the Code or any other “welfare benefit fund” as defined in Section 419(e) of the Code.

(h)                   All reports and information relating to each Benefit Plan required to be filed with a Government Authority have been timely filed and are accurate in all material respects; all reports and information relating to each such Benefit Plan required to be disclosed or provided to participants or their beneficiaries have been timely disclosed or provided, and there are no restrictions on the right of the Company or any ERISA Affiliate to terminate or decrease (prospectively) the level of benefits under any Benefit Plan after the Closing Date without liability to any participant or beneficiary thereunder.

(i)                    There has been delivered to Parent, with respect to each Benefit Plan, the following:  (i) a copy of the annual report (if required under ERISA) with respect to each such Benefit Plan for the last three (3) years (including all schedules and attachments); (ii) a copy of the summary plan description, together with each summary of material modification required under ERISA with respect to such Benefit Plan; (iii) except as set forth in Schedule 3.8(i), a true and complete copy of each written Benefit Plan and, with respect to Pension Plans, each written plan document and all amendments thereto which have been adopted since the inception of such plan; (iv) all trust agreements, insurance contracts, and similar instruments with respect to each funded or insured Benefit Plan; (v) copies of all nondiscrimination and top-heavy testing reports for the last three (3) plan years with respect to each Benefit Plan subject to nondiscrimination and/or top-heavy testing; and (vi) any investment management agreements, administrative services contracts or similar agreements relating to the ongoing administration and investment of any Benefit Plan.

(j)                    Each ERISA Affiliate is identified on Schedule 3.8(j).

(k)                   Each Benefit Plan sponsored by the Company or any Subsidiary is terminable at the discretion of such entity with no more than ninety (90) days advance notice and without material cost to such entity.  The Company and each Subsidiary may, without material cost, withdraw their employees, directors, officers and consultants from any Benefit Plan which is not sponsored by such entity.  No Benefit Plan has any provision which could increase or accelerate benefits or any provision which could increase Liability to the Company, any Subsidiary, Parent or Merger Sub as a result of the transactions contemplated hereby, alone or together with any other event.  No officer, director, agent or employee of the Company, any Subsidiary or any ERISA Affiliate has made any oral or written representation which is inconsistent with the terms of any Benefit Plan.

3.9           Employee Matters.

(a)                   Schedule 3.9(a)(i) contains a complete and correct list of all employees of the Company and each Subsidiary, their respective titles as of the date hereof (the “Company Employees”), the 2003 compensation paid or payable to each such employee, the date and amount of each such employee’s most recent salary increase, the date of employment of each such employee and the accrued vacation time and sick leave or other paid time off of each such employee.  Except as set forth on Schedule 3.9(a)(ii), (i) the terms of employment or engagement of all directors, officers, Company Employees, agents, consultants and professional advisers of the Company and each Subsidiary are such that their employment or engagement may be terminated at will with notice given at any time and without liability for payment of compensation or damages, (ii) there are no severance payments which are or could become payable by the Company or any Subsidiary to any such person under the terms of any oral or written agreement or commitment or any Law, custom, trade or practice, (iii) there are no other agreements, contracts or commitments, oral or written, between the Company or any Subsidiary and any such person, (iv) as of the date hereof, except as set forth on Schedule 3.9(a)(iii) and except for employees Parent has notified the Company that it does not intend to retain, to the knowledge of any of the Seller Parties, no executive officer or material number of management level or senior technical employees of the Company or any Subsidiary has any plans to terminate his, her or their employment or relationship with the Company or any Subsidiary and (v) to the knowledge of any Seller Party, there are no agreements between any Company Employee and any other Person which would restrict, in any manner, such Person’s ability to perform services for the Company, any Subsidiary, Parent or Merger Sub or the right of any of them to compete with any Person or the right of any of them to sell to or purchase from any other Person.

(b)                   Neither the Company nor any Subsidiary is, or ever has been, bound by or subject to (and none of their respective assets or properties are bound by or subject to) any arrangement with any labor union or other collective bargaining representative.  No employee of the Company or any Subsidiary is or has ever been represented by any labor union or covered by any collective bargaining agreement while employed by the Company or any Subsidiary and no campaign to establish such representation is in progress.  With respect to the Company or any Subsidiary, there is no pending or, to the knowledge of any Seller Party, threatened (i) strike, slowdown, picketing, work stoppage or employee grievance process, (ii) material charge, grievance proceeding or other claim against or affecting the Company or any Subsidiary relating to the alleged violation of any law pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission or any comparable Government Authority, (iii) union organizational activity or other labor or employment dispute against or affecting the Company or any Subsidiary, or (iv) application for certification of a collective bargaining agent.

(c)                   Except as set forth on Schedule 3.9(c), the Company and each Subsidiary is and has been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, including, without limitation, any such laws regarding employment documentation, equal employment opportunities, fair employment practices, plant closings and mass layoffs, sexual harassment, discrimination based on sex, race, disability, health status, pregnancy, religion, national origin, age or other tortious conduct, workers’ compensation, family and medical leave, the Immigration Reform and Control Act, and occupational safety and health requirements, and neither the Company nor any Subsidiary has engaged in any unfair labor practice.  Neither the Company nor any Subsidiary is or has been liable for the payment of any compensation, damages, taxes, fines, penalties or other amounts, however designated, for failure to comply with any of the foregoing.  All Persons classified by the Company or any Subsidiary as independent contractors do satisfy and have satisfied the requirements of law to be so classified, and the Company and each Subsidiary has fully and accurately reported its compensation on IRS Forms 1099 when required to do so.  No individual who has performed services for or on behalf of the Company or any Subsidiary and who has been treated by the Company or any Subsidiary as an independent contractor, is classifiable as a “leased employee” within the meaning of Section 414(n)(2) of the Code with respect to the Company or any Subsidiary.

(d)                   To the knowledge of any Seller Party, no third party has claimed or has reason to claim that any person employed by or affiliated with the Company or any Subsidiary has (i) violated any of the terms or conditions of his employment, non-competition, non-solicitation or non-disclosure agreement with such third party, (ii) disclosed or utilized any trade secret or proprietary information or documentation of such third party, or (iii) interfered in the employment relationship between such third party and any of its present or former employees.  To any Seller Party’s knowledge, no person employed by or affiliated with the Company or any Subsidiary has employed or has proposed to employ any trade secret or any information or documentation proprietary to any former employer or violated any confidential relationship which such person may have had with any third party, in connection with the development, manufacture or sale of any Product or proposed Product or the development or sale of any service or proposed service of the Company or any Subsidiary.

(e)                   Schedule 3.9(e) lists all the Company Employees who are currently on leave relating to work-related injuries and/or receiving disability benefits under any Benefit Plan.

3.10         Taxes.

(a)                   The Company and each Subsidiary has filed (or has had filed on its behalf) on a timely basis all Tax Returns it is required to have filed.  All such Tax Returns are correct and complete in all respects.  All Taxes required to have been paid by the Company or any Subsidiary (whether or not shown on any Tax Return) have been paid on a timely basis.  No claim has ever been made (in writing to the Company or any of its Subsidiaries or to the knowledge of any Seller Party in any other communication) by a Government Authority in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction.  Neither the Company nor any Subsidiary has commenced activities in any jurisdiction which will result in an initial filing of any Tax Return with respect to Taxes imposed by a Government Authority that it had not previously been required to file in the immediately preceding taxable period.  Neither the Company nor any Subsidiary has requested or obtained any extension of time within which to file any Tax Return, which Tax Return has not since been filed.  There are no Encumbrances (other than Permitted Encumbrances) on any of the assets of the Company or any Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax.

(b)                   The Company and each Subsidiary has complied in all respects with all applicable Laws, rules and regulations relating to withholding Taxes, and has, within the time and manner prescribed by law, withheld from employee wages and paid over to the proper Government Authority all amounts required to have been so withheld and paid.

(c)                   To the knowledge of any Seller Party, there are no existing circumstances which reasonably would be expected to result in the assertion of any claim for Taxes against the Company or any Subsidiary by any Government Authority with respect to any period for which Tax Returns have been filed or Tax is required to have been paid.  There is no audit or other proceeding presently pending or threatened with regard to any Tax or Tax Return of the Company or any Subsidiary.  Neither the Company nor any Subsidiary has received a written ruling from or entered into a written agreement with a Government Authority relating to any Tax if such ruling or agreement could have a continuing effect with respect to any taxable period for which the Company has not filed a Tax Return.  No issue has been raised by any Government Authority with respect to Taxes of the Company or any Subsidiary in any prior examination which, by application of the same or similar principles, would reasonably be expected to result in a proposed deficiency for any other taxable period.

(d)                   No agreement, waiver or other document or arrangement extending, or having the effect of extending, the period for assessment or collection of Taxes (including, but not limited to, any applicable statute of limitation) has been executed or filed with any Government Authority by or on behalf of the Company or any Subsidiary that has continuing effect; and no power of attorney with respect to any Tax matter relating to the Company or any Subsidiary is currently in force.

(e)                   Neither the Company nor any Subsidiary has filed any consent or entered into any agreement under Section 341(f) of the Code with respect to any of its assets.

(f)                    Neither the Company nor any Subsidiary is a party to any contract, agreement, plan or arrangement requiring it to make payments to any person that would be a “parachute payment” (within the meaning of Section 280G of the Code) by reason of the consummation of the transactions contemplated by this Agreement.  Neither the Company nor any Subsidiary is a party to any agreement, contract, arrangement or plan that will result, separately or in the aggregate, in the payment of any employee remuneration after the Closing Date that will not be deductible by reason of Section 280G of the Code.

(g)                   Neither the Company nor any Subsidiary has made or agreed to make, and is not required to make, any change in method of accounting of the Company or any Subsidiary which would require the Company or any Subsidiary to make an adjustment to its income pursuant to Section 481(a) of the Code (or any similar provision).  There is no application pending with any Government Authority requesting permission for the Company or any Subsidiary to make any change in any accounting method, and neither the Company nor any Subsidiary has received any notice that a Government Authority proposes to require a change in method of accounting.

(h)                   Except as set forth on Schedule 3.10(h), neither the Company nor any Subsidiary is a party to any Tax allocation, Tax sharing or similar agreement or arrangement.  Neither the Company nor any Subsidiary (i) has been a member of an “affiliated group” (within the meaning of Section 1504 of the Code) filing a consolidated federal income Tax Return of which the Company is not currently the common parent (the “Company Group”), or (ii) has Liability for Taxes owing by any other Person (other than a member of the Company Group), including, without limitation (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (B) as a transferee or successor, or (C) by contract.

(i)                    Neither the Company nor any Subsidiary has taken any action not in accordance with past practice that would have the effect of deferring Tax from a period (or portion thereof) ending on or prior to the Closing Date to a period (or portion thereof) beginning after the Closing Date.  Neither the Company nor any Subsidiary has deferred income or Tax Liability arising out of any transaction, including, without limitation, any (i) intercompany transaction (as defined in Treasury Regulation Section 1.1502-13), or (ii) the disposal of any property in a transaction accounted for under the installment method pursuant to Section 453 of the Code, except to the extent adequately reserved for on its Balance Sheet.

(j)                    Schedule 3.10(j) identifies all Tax Returns that the Company or any Subsidiary has filed after January 1, 1999 and the taxable period covered by each such Tax Return.  Schedule 3.10(j) also identifies all Tax Returns or periods of the Company or any Subsidiary that have been audited or are currently the subject of an audit by a Government

Authority.  The Company has provided to Parent complete and accurate copies of all of the following materials that relate to Tax periods ending after January 1, 1999:  (i) all income Tax Returns filed by or with respect to the Company or any Subsidiary, (ii) all elections relating to Taxes which have continuing effect for taxable years ending after the Closing Date by or with respect to the Company or any Subsidiary, (iii) all examination reports relating to Taxes of the Company or any Subsidiary, and (iv) all statements of Taxes assessed against the Company or any Subsidiary.  To the extent reasonably requested, the Company has made available to Parent complete and accurate copies of all Tax documents.

(k)                   Neither the Company nor any Subsidiary has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) at any time during the preceding five (5) years.

(l)                    No property owned by the Company or any Subsidiary is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code.

(m)                  Except as set forth on Schedule 3.10(m), neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution qualifying (or intended to qualify) under Section 355 of the Code (or so much of Section 356 as related to Section 355).

3.11         Property.

(a)                   Neither the Company nor any Subsidiary owns any real property.  Schedule 3.11(a) sets forth an accurate and complete list of all real property leased by the Company or any Subsidiary or to which the Company or any Subsidiary may have any leasehold rights (collectively, the “Facilities”).  True, complete and correct copies of all leases of real property listed on Schedule 3.11(a) have been delivered to Parent.  All leases set forth on Schedule 3.11(a) are in full force and effect and constitute valid and binding agreements of the Company or any Subsidiary and, to the knowledge of any of the Seller Parties, the other party or parties thereto in accordance with their respective terms.

(b)           Schedule 3.11(b) sets forth an accurate list of all owned and leased personal property included on the Balance Sheet and all other personal property owned or leased by the Company or any Subsidiary (i) as of the Balance Sheet Date, or (ii) acquired since the Balance Sheet Date, in the case of (i) and (ii) valued in excess of $5,000.  True, complete and correct copies of all leases of personal property and equipment listed on Schedule 3.11(b) have been delivered to Parent.  All of the personal property listed on Schedule 3.11(b) is in good working order and condition, ordinary wear and tear excepted.  All personal property used by the Company or any Subsidiary is either owned by the Company or any Subsidiary or leased under an agreement listed on Schedule 3.11(b).  All leases set forth on Schedule 3.11(b) are in full force and effect and constitute valid and binding agreements of the Company or any Subsidiary and, to the knowledge of any of the Seller Parties, the other party or parties thereto in accordance with their respective terms.

(c)                   The Company and each Subsidiary have good and marketable title to their respective assets, free and clear of any and all Encumbrances and defects in title (other than Permitted Encumbrances).  To the knowledge of the Seller Parties, the Company’s and each Subsidiary’s assets, taken together, are adequate and sufficient for the operation of the Company’s and the Subsidiary’s businesses as currently conducted.  There are no facts or conditions affecting the Company’s or any Subsidiary’s assets which could, individually or in the aggregate, reasonably be expected to interfere in any material respect with the use, occupancy or operation thereof as currently used, occupied or operated, or their adequacy for such use.

3.12         Contracts.

(a)                   Schedule 3.12 sets forth an accurate and complete list of each Material Contract.  To the knowledge of any Seller Party, no Material Contract has been breached or cancelled by the other party, and no Seller Party has any knowledge of any anticipated breach by any other party to any Material Contract (with or without notice or lapse of time).  The Company and each Subsidiary have performed all the obligations required to have been performed by any of them in connection with the Material Contracts and neither the Company nor any Subsidiary is in default under or in breach of any Material Contract, and no event has occurred which with the passage of time or the giving of notice or both would result in a default or breach thereunder.  Neither the Company nor any Subsidiary has any present expectation or intention of not fully performing any obligation pursuant to any Material Contract.  Each Material Contract is legal, valid, binding, enforceable and in full force and effect, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general and shall continue as such following the consummation of the transactions contemplated hereby.  Except as set forth on Schedule 3.12, no Material Contract obligates the Company or any Subsidiary to process, manufacture or deliver products or perform services that shall result in a loss to the Company or such Subsidiary upon completion of performance.

(b)                   The Company has provided Parent with a true and correct copy of all written Material Contracts which are required to be disclosed on Schedule 3.12, in each case together with all amendments, waivers or any other changes thereto (all of which are disclosed on Schedule 3.12).  Schedule 3.12 contains an accurate and complete description of all material terms of all oral Material Contracts.

3.13         Litigation.  Except as set forth on Schedule 3.13, there is no litigation, suit, proceeding, action, claim, demand or investigation, at law or in equity, pending or, to the knowledge of any of the Seller Parties, threatened against or affecting the Company or any Subsidiary before any court, agency, authority or arbitration tribunal.  To the knowledge of any of the Seller Parties, there are no facts that would reasonably likely result in any such litigation, suit, proceeding, action, claim or investigation.  Neither the Company nor any Subsidiary is subject to or in default with respect to any notice, order, writ, injunction or decree of any court, agency, authority or arbitration tribunal.

3.14         Compliance with Laws.  The Company and each Subsidiary have complied and are currently in compliance in all material respects with all Laws, regulations, rules, orders, judgments, decrees and other requirements and policies imposed by any Government Authority, and each act’s respective regulations.  Neither the Company, nor any Subsidiary, nor any Seller Party, nor any of the employees, partners, principals, agents or assignees of the Company, any Subsidiary or any Seller Party, have committed (or taken any action to promote or conceal) any violation of the Foreign Corrupt Practices Act, 15 U.S.C. sections 78dd-1, -2.  The Company and each Subsidiary have all licenses, permits, approvals, qualifications or the like from any Government, Government Authority or Person necessary for the conduct of its business as conducted (other than immaterial licenses, permits, approvals, qualifications or the like required by any state or local Government or Government Authority), all such items are in full force and effect and the Company and each Subsidiary are and have at all times been in compliance with the terms thereof.  Schedule 3.14 sets forth all licenses and permits held by the Company or any Subsidiary which terminate or become renewable at any time prior to the first anniversary of the date of this Agreement.  Except as set forth on Schedule 3.14, there are no facts or circumstances in existence which are reasonably likely to prevent the Company or any Subsidiary from renewing each such license and permit.  Neither the Company nor any Subsidiary has received any notice or citation for noncompliance with any of the foregoing in this Section 3.14, and to the knowledge of any of the Seller Parties, there exists no condition, situation or circumstance, nor has there existed such a condition, situation or circumstance, which, after notice or lapse of time, or both, would constitute noncompliance with or give rise to future Liability with regard to any of the foregoing in this Section 3.14.

3.15         Government Contracts.

(a)                   Schedule 3.15(a) lists all Government Contracts and Government Bids, as of October 31, 2003, including the name and number of the Government Contract and the applicable solicitation name and number for the Government Bid; the name of the other contracting party; the name of the Government Authority that is the customer (if different from the contracting party); the date the Government Contract was awarded; and the scheduled end date of the Government Contract.  Except as set forth on Schedule 3.15(a), neither the Company nor any Subsidiary has entered into any Government Contract that has not been closed out or submitted any outstanding Government Bid that remains outstanding.  The Company has made available to Parent correct and complete copies of all Government Contracts and outstanding Government Bids.  All Government Contracts constitute valid and binding obligations of the Company or the Subsidiary, as applicable, and are fully enforceable in accordance with their terms.  To the extent required with respect to any of the Government Contracts that have not been closed out, except as set forth on Schedule 3.15(a), the Company has obtained each novation or other consents from any Government Authority for (or has provided notice of) the assignment or transfer to the Company of all right, title and interest in and to such Government Contract.  Schedule 3.15(a) sets forth, as of October 31, 2003, for each Government Contract, each project with a firm order whereby the contractual value of work not yet performed (funded or unfunded) exceeds $50,000; the contractual value of such work not yet performed thereunder as of such date; and any dollar amounts included that are not yet funded.

(b)                   With respect to each Government Contract or Government Bid, as applicable, (i) the Company and each Subsidiary have complied in all material respects with all terms and conditions of such Government Contract, including all provisions incorporated by reference or by operation of law therein, (ii) the Company and each Subsidiary have complied in all material respects with all requirements of all laws pertaining to such Government Contract, (iii)  all representations and certifications executed by the Company or any Subsidiary pertaining to such Government Contract or Government Bid were complete and correct in all material respects as of their effective date, (iv) neither the Company nor any Subsidiary has submitted any materially inaccurate, untruthful or misleading cost or pricing data, certification, bid, proposal, report, invoice, claim, or other information to a Government Authority, prime contractor, subcontractor, vendor or any other Person relating to any Government Contract or Government Bid, (v) neither a Government Authority nor any prime contractor, subcontractor, or any other Person has notified the Company or any Subsidiary, either in writing or orally, that the Company or any Subsidiary has materially breached or violated any law, certification, representation, clause, or requirement pertaining to such Government Contract or Government Bid, (vi)  no cancellation, termination for convenience, termination for default, suspension, stop work order, cure notice, or show cause notice is currently in effect nor, to the knowledge of any Seller Party, is any such action being proposed or threatened, (vii) neither any Seller Party, the Company, nor any Subsidiary has information that any option with respect to any Government Contract will not be exercised or that any Government Contract will be terminated, (viii) there are no pending recommendations by any Government auditor that any cost claimed by the Company or any Subsidiary is unallowable, (ix) no cost claimed or proposed by the Company or any Subsidiary under any Government Contract or Government Bid is the subject of any audit or investigation nor, to the knowledge of any Seller Party, the Company or any Subsidiary, has any such audit or investigation been threatened, and (x) all amounts previously charged to or presently carried as chargeable to any cost-reimbursable Government Contract are allowable pursuant to 48 C.F.R. Part 31.

(c)                   Neither the Company nor any Subsidiary is in receipt or possession of any competitor or Government Authority’s proprietary or procurement sensitive information under circumstances where there is reason to believe that such receipt or possession is unlawful or unauthorized.

(d)                   Except as set forth on Schedule 3.15(d), neither the Company, any Subsidiary, nor any of the Company’s or any Subsidiary’s directors, officers, employees, or (to the knowledge of any Seller Party, the Company or any Subsidiary) any consultants or agents is or has, during the past two (2) years, been under administrative, civil or criminal investigation, indictment or information by any Government Authority.  During the past three (3) years, neither the Company nor any Subsidiary has conducted or initiated any internal investigation or made a voluntary disclosure to any Government Authority with respect to any alleged act or omission arising under or relating to a Government Contract or Government Bid.

(e)           Schedule 3.15(e) lists each draft and final audit report received by the Company or any Subsidiary during the past three (3) years with respect to the audit by any Government Authority of any Government Contract or of any indirect cost, other cost or cost accounting practice of the Company or any Subsidiary.  The Company has made available to Parent correct and complete copies of each such report.

(f)            Except as set forth on Schedule 3.15(f), there exist (i) no unresolved delivery or unresolved performance problems with respect to any Government Contract, (ii) no claims or disputes between the Company or any Subsidiary, on the one hand, and any Government Authority, on the other hand, or between the Company or any Subsidiary, on the one hand, and any prime contractor, subcontractor, vendor, or other Person, on the other hand, in each case arising under or relating to any Government Contract or Government Bid, (iii) no circumstances in which the Company, any Subsidiary or any other party to a Government Contract has terminated, cancelled or waived any material term or condition of any Government Contract, and (iv) no projected cost overruns on any of the Government Contracts.

(g)           Neither the Company nor any Subsidiary has been disqualified, debarred, or suspended from participation in the award of contracts with  any other Government Authority (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements) nor, to any Seller Party’s knowledge, are there facts or circumstances that would warrant the institution of disqualification, suspension, or debarment proceedings or the finding of nonresponsibility or ineligibility on the part of the Company or any Subsidiary or any director, officer, or employee of the Company or any Subsidiary.

(h)           Schedule 3.15(h) contains a complete and correct list of all government-owned property at the Company’s or any Subsidiary’s facilities provided under, necessary to perform the obligations under, or for which the Company or any Subsidiary is accountable under the Government Contracts.  All such government-owned property is administered, maintained, identified, tracked, used, managed, accounted for and disposed of in accordance with a government-approved property management system and is in the condition described therein.

(i)            The Company has made available to Parent copies of all written negative past performance evaluations, comments or reviews by any Government Authority or any other Person in connection with any Government Contract which copies were received by or made accessible to the Company or any Subsidiary in the last three (3) years.

(j)            Each employee, agent, consultant, or representative of the Company or any Subsidiary required to possess a Government security clearance (“Security Clearance”) to engage in the performance of any Government Contract currently possesses a valid Security Clearance, and to the knowledge of any Seller Party, has not taken or failed to take any action which would result in the termination of such valid Security Clearance.

(k)           Except as set forth in Schedule 3.15(k), none of the Company’s or any

Subsidiary’s current Government Contracts was based in part on the Company’s or any Subsidiary’s status as a small business (including a small disadvantaged business (“SDB”), a woman-owned small business (“WOSB”), a Section 8(a) Program Participant, etc.).  Neither the Company nor any Subsidiary is claiming eligibility as a small business (including eligibility as an SDB, a WOSB, a Section 8(a) Program Participant, etc.) with respect to any pending Government Bid.  Neither the Company nor any Subsidiary has been the subject of a Small Business Administration certificate of competency, size determination, or a review of eligibility of SDB or 8(a) status within the past eighteen (18) months.

(l)            Except for those liens listed on Schedule 3.15(l), made in accordance with 31 U.S.C. § 3727 (as amended), otherwise known as the Assignment of Claims Act, and 41 U.S.C. § 15 (as amended), otherwise known as the Assignment of Contracts Act, neither the Company nor any Subsidiary has assigned or otherwise conveyed or transferred, or agreed to assign, convey, or transfer to any Person, any right, title or interest in or to any of the Government Contracts or Government Bids, or any account receivable relating thereto, whether as a security interest or otherwise.

(m)          Schedule 3.15(m) sets forth all of the Company’s and any Subsidiary’s contingent fee agreements relating to its Government sales and marketing efforts.  Except as set forth in Schedule 3.15(m), each such arrangement has been properly disclosed to the appropriate Government Authority.

3.16         Environmental and Safety Matters.  The Company and its Subsidiaries have conducted their business in compliance in all material respects with all applicable Environmental Laws.  None of the properties currently or, to the knowledge of any Seller Party, formerly owned or operated by the Company and its Subsidiaries contain any Hazardous Substance in amounts exceeding the levels permitted by applicable Environmental Laws.  The Company and its Subsidiaries have not received any notices, demand letters or requests for information from any Government Authority or third party, which has not heretofore been resolved with such Government Authority or third party, indicating that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law.  There are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or to the knowledge of any Seller Party, threatened against the Company or any of its Subsidiaries relating to any violation, or alleged violation, of any Environmental Law.  No reports have been filed, or are required to be filed, by the Company or any of its Subsidiaries concerning the Release of any Hazardous Substance or the threatened or actual violation of any Environmental Law which have not heretofore been resolved.  No Hazardous Substance has been disposed of, Released or transported in violation of any applicable Environmental Law from any properties owned by the Company or any of its Subsidiaries.  No remediation or investigation of Hazardous Substances is occurring at any property owned or operated, or formerly owned or operated, by the Company or any of its Subsidiaries.  The Company and its Subsidiaries and any of their respective properties are not, to the knowledge of any Seller Party, subject to any liabilities or expenditures (fixed or contingent) relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law.

3.17         Insurance.  Schedule 3.17 lists and briefly describes each insurance policy maintained by, on behalf of, for the benefit of or at the expense of the Company or any Subsidiary and any claims made thereunder.  The Company has provided copies to Parent of all such insurance policies.  All such insurance policies are in full force and effect, and neither the Company nor any Subsidiary is, or ever has been, in default with respect to its obligations under any such insurance policies, and neither the Company nor any Subsidiary has been denied insurance coverage.  The Company and each Subsidiary is current in all of its respective premiums for its respective insurance policies.  No Seller Party knows of any threatened termination of, or material premium increase in excess of industry norms with respect to, any such policies.  Neither the Company nor any Subsidiary has any self-insurance or co-insurance programs.

3.18         Intellectual Property.

(a)                   The Company and each Subsidiary have sole title to and ownership of, or possess legally enforceable rights to use under valid and subsisting written license agreements, all Company Intellectual Property Rights, and neither the Company nor any Subsidiary has misappropriated, is in conflict with or is infringing upon the Intellectual Property Rights of others.  The Company or any Subsidiary is the sole and exclusive owner of the Company Intellectual Property Rights free and clear of any Encumbrances or other rights or claims of others, except for Third Party Intellectual Property Rights.  To any Seller Party’s knowledge, none of the Company Intellectual Property Rights is being infringed by activities, products or services of, or is being misappropriated by, any third party.

(b)                   Schedule 3.18(b) lists or describes (i) all registered, and pending applications for registration of, Company Intellectual Property Rights; (ii) all written license agreements pursuant to which the Company or any Subsidiary is permitted to use Third Party Intellectual Property Rights excluding commercial-off-the-shelf products that are used pursuant to a shrinkwrap or other similar license agreement; (iii) all material agreements or other arrangements under which the Company has provided or agreed to provide or make available object or source code to any Product to any third party, including, without limitation, to end-users (other than End-User Licenses) and (iv) each Material Contract, other than a Material Contract entered into by the Company in the ordinary course of business, pursuant to which the Company or any Subsidiary has granted to any third party rights with respect to any Company Intellectual Property Rights owned by the Company.  The Company has made available to Parent correct and complete copies of all material registrations and applications and all material licenses, sublicenses and agreements relating to the Company Intellectual Property Rights, each as amended to date.  Neither the Company nor any Subsidiary is a party to any oral license, sublicense or other agreement which, if reduced to written form, would be required to be listed in Schedule 3.18(b) under the terms of this Section 3.18(b).

(c)                   Except as set forth in Schedule 3.18(c), with respect to each material item of Third Party Intellectual Property Rights, there are no royalty, commission or other executory payment agreements, arrangements or understandings relating to such item.

(d)                   The Company has made available to Parent copies of the Company’s and any Subsidiary’s end-user license agreements (“End-User Licenses”).  Except as set forth in Schedule 3.18(d), neither the Company nor any Subsidiary has made any material oral or written representations or warranties with respect to its Products or services.

(e)                   The Company and each Subsidiary have used their reasonable efforts to protect and enforce their respective trade secrets and otherwise to safeguard and maintain the secrecy and confidentiality of all Company Intellectual Property Rights.  Except as set forth on Schedule 3.18(e), all officers, employees and consultants of the Company or any Subsidiary who have had access to proprietary information or Company Intellectual Property Rights have executed and delivered to the Company or its Subsidiary agreements (copies of which have been made available to Parent) to maintain the confidentiality of the Company Intellectual Property Rights and to assign to the Company or its Subsidiary all Intellectual Property Rights arising from the services performed for the Company or any Subsidiary by such persons, except as set forth on Schedule 3.18(e).  No current or prior officers, employees or consultants of the Company or any Subsidiary have claimed any ownership interest in any Company Intellectual Property Rights as a result of having been involved in the development of such property while employed by or consulting to the Company or any Subsidiary, or otherwise.  To any Seller Party’s knowledge, there has been no violation of any confidentiality or nondisclosure agreement relating to the Company Intellectual Property Rights.  Except as set forth in Schedule 3.18(e) and except for the Third Party Intellectual Property Rights, all Company Intellectual Property Rights have been developed by employees of the Company or its Subsidiaries, within the course and scope of their employment.

3.19         Related Party Transactions.  Except as set forth in Schedule 3.19, neither the Company nor any Subsidiary is a party to or bound by any Contract or other commitment or transaction with any Related Party, nor do any Related Parties have any legal or beneficial interest in the assets or property owned or used by the Company or any Subsidiary, in any Contracts to which the Company or any Subsidiary is a party, or in any other Person with which the Company or any Subsidiary is or has been party to a Contract.  Except as set forth on Schedule 3.19, there are no outstanding claims, accounts payable or receivable, intercompany loans, indebtedness or other Liabilities between the Company or any Subsidiary, on the one hand, and any other Seller Party or any Related Parties, on the other hand, and all such Liabilities have been repaid in full.

3.20         Brokers.  Except as set forth on Schedule 3.20, no Person has or will have, as a result of the transactions contemplated by this Agreement, any right, interest or claim against or upon Parent, the Company, any Subsidiary or any Seller Party for any commission, fee or other compensation payable as a finder or broker because of any act or omission by any Seller Party.

3.21         Disclosure.  To the knowledge of any of the Seller Parties, no representation or warranty by any Seller Party contained in this Agreement, and no representation, warranty or statement contained in any certificate furnished to Parent or Merger Sub pursuant to Section

7.16(l), contains or will contain any untrue statement of a fact or omits or will omit to state any material fact necessary to make any statement herein or therein not misleading.

Article IV
REPRESENTATIONS AND WARRANTIES RELATING TO THE STOCKHOLDERS

As a material inducement to Parent and Merger Sub to enter into this Agreement, each Stockholder, severally and not jointly, represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing, except as set forth on the Seller Disclosure Schedule, as follows:

4.1           Organization.  If such Stockholder is not an individual, (a) such Stockholder is duly organized, validly existing and in good standing under the laws of such Stockholder’s jurisdiction of organization or formation, (b) such Stockholder is qualified to do business and in good standing in each jurisdiction where the character or location of its assets or properties owned, leased or operated by it or the nature of its activities makes such qualification necessary, except to the extent that the failure to so qualify or be in good standing has not had and could not reasonably be expected to have a material adverse effect, and (c) such Stockholder has full power and authority necessary to own and operate its properties and to conduct its business as conducted.

4.2           Authority for Agreement.  Such Stockholder has full power, authority and legal right and capacity to enter into and perform such Stockholder’s obligations under this Agreement and each other document contemplated hereby to which such Stockholder is or will be a party and to consummate the transactions contemplated hereby and thereby.  If such Stockholder is not an individual, (a) the board of directors, partners, managers or other managing body of such Stockholder has duly approved this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby and has authorized the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby and (b) no other proceedings on the part of such Stockholder or any of its stockholders, partners, members or other owners are necessary to approve and authorize the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby.  This Agreement and the other documents contemplated hereby to which such Stockholder is a party have been duly executed and delivered by such Stockholder and are legal, valid and binding obligations of such Stockholder, enforceable against such Stockholder in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights in general.

4.3           No Violation to Result.  Except as set forth on Schedule 4.3, the execution, delivery and performance by such Stockholder of this Agreement and the other documents contemplated hereby and the consummation by such Stockholder of the transactions contemplated hereby and thereby, do not and will not, directly or indirectly (with or without notice or lapse of time):  (i) violate, breach, conflict with, constitute a default under, accelerate or permit the acceleration of the performance required by, (x) if such Stockholder is not an individual, any of the terms of the Certificate of Incorporation, Bylaws, partnership agreement, limited liability company agreement or other organizational documents of such Stockholder or any resolution or action adopted by the board of directors, stockholders, partners, members, managers or other managing body of such Stockholder, or (y) any note, debt instrument, security agreement, mortgage or any other contract to which such Stockholder is a party or by which it is bound, or (z) any law, judgment, decree, order, rule, regulation, permit, license or other legal requirement of any Government Authority applicable to such Stockholder; (ii) give any Government Authority or other Person the right to challenge any of the transactions contemplated by this Agreement; or (iii) result in the creation or imposition of any Encumbrance, possibility of Encumbrance or restriction in favor of any Person upon any shares of Company Stock or, except for any Permitted Encumbrance, any of the properties or assets of the Company or any Subsidiary, except with respect to Section 4.3(i)(y) above any such violations, breaches, conflicts, defaults or acceleration as are immaterial.  Other than as set forth on Schedule 4.3, no notice to, filing with, or consent of, any Person is necessary in connection with the execution, delivery or performance by such Stockholder of this Agreement and the other documents contemplated hereby nor the consummation by such Stockholder of the transactions contemplated hereby or thereby.  Such Stockholder has given all notices, made all filings and obtained all consents set forth on Schedule 4.3 or will have done so prior to Closing.

4.4           Company Stock.  Such Stockholder is the sole holder of the issued and outstanding shares of capital stock of the Company and such Stockholder holds of record and beneficially the number of shares of Company Stock as are set forth opposite such Stockholder’s name on Schedule 3.4(a), free and clear of any Encumbrance (other than restrictions imposed by federal and state securities laws).  Except for the Stockholders set forth on Schedule 4.4, such Stockholder is an “accredited investor” (as defined in Regulation D of the Securities Act).  Except as set forth on Schedule 3.4(d), there are no proxies, voting rights, stockholders agreements or other agreements or understandings to which such Stockholder is a party or by which such Stockholder is bound with respect to the voting or transfer of the capital stock of the Company.

4.5           Brokers.  Except as set forth on Schedule 3.20, no Person has or will have, as a result of the transactions contemplated by this Agreement, any right, interest or claim against or upon Parent, Merger Sub, the Company, any Subsidiary or any Stockholder for any commission, fee or other compensation payable as a finder or broker because of any act or omission by such Stockholder.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub represents and warrants to each Seller Party, as of the date hereof and as of the Closing, except as set forth on the disclosure delivered by Parent and Merger Sub herewith (the “Buyer Disclosure Schedule”), as follows:

5.1 Organization.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Each of Parent and Merger Sub is qualified to do business and in good standing in each jurisdiction where the character or location of its assets or properties owned, leased or operated by it or the nature of its activities makes such qualification necessary, except to the extent that the failure to so qualify or be in good standing has not had and could not reasonably be expected to have a material adverse effect.  Each of Parent and Merger Sub has full corporate power and authority necessary to own and operate its properties and to conduct its business as conducted.

5.2 Authority for Agreement.  Each of Parent and Merger Sub has full power, authority and legal right to enter into and perform its obligations under this Agreement and the other documents contemplated hereby to which each is or will be a party and to consummate the transactions contemplated hereby and thereby.  The board of directors of each of Parent and Merger Sub has duly approved this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby and has authorized the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby.  No other corporate proceedings on the part of either Parent or Merger Sub or Parent’s stockholders are necessary to approve and authorize the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby.  This Agreement and the other documents contemplated hereby to which Parent and Merger Sub are parties have been duly executed and delivered by Parent and Merger Sub, and are legal, valid and binding obligations of Parent and Merger Sub, enforceable against each in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights in general.

5.3 No Violation to Result.  Except as set forth on Schedule 5.3, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the other documents contemplated hereby and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby do not and will not, directly or indirectly (with or without notice or lapse of time):  (i) violate, breach, conflict with, constitute a default under, accelerate or permit the acceleration of the performance required by (x) any of the terms of the respective Certificates of Incorporation or Bylaws of Parent and Merger Sub or any resolution adopted by the respective board of directors or stockholders of Parent and Merger Sub, or (y) any note, debt instrument, security agreement, mortgage or any other Contract to which Parent or Merger Sub is a party or by which either of them is bound; or (z) any law, judgment, decree, order, rule, regulation, permit, license or other legal requirement of any Government Authority applicable to Parent or Merger Sub; (ii) give any Government Authority or other Person the right to challenge any of the transactions contemplated by this Agreement; or (iii) result in the creation or imposition of any Encumbrance, possibility of Encumbrance or restriction in favor of any Person, except for any Permitted Encumbrance, upon any of the properties or assets of Parent or Merger Sub, except with respect to Section 5.3(i)(y) above any such violations, breaches, conflicts, defaults or acceleration as are immaterial.  Other than as set forth on Schedule 5.3 or as otherwise expressly set forth herein, no notice to, filing with, or consent of, any Person is necessary in connection with the execution, delivery or performance by Parent or Merger Sub of this Agreement and the other documents contemplated hereby nor the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby.  Each of Parent and Merger Sub has given all notices, made all filings and obtained all consents set forth on Schedule 5.3 or will have done so prior to Closing.

5.4 Brokers.  No Person has or will have, as a result of the transactions contemplated by this Agreement, any right, interest or claim against or upon any of the Selling Parties, Parent or Merger Sub for any commission, fee or other compensation payable as a finder or broker because of any act or omission by Parent or Merger Sub.

5.5 Disclosure.  To the knowledge of Parent and Merger Sub, no representation or warranty by Parent or Merger Sub contained in this Agreement, and no representation, warranty or statement contained in any certificate furnished to the Seller Parties pursuant to Section 8.4(a), contains or will contain any untrue statement of a fact or omits or will omit to state any material fact necessary to make any statement herein or therein not misleading.

Article VI
ADDITIONAL AGREEMENTS

6.1           Access to Properties and Records.  The Company shall afford to the officers, employees, attorneys, accountants and other authorized representatives of Parent reasonable access, during regular business hours and upon reasonable notice, to all of its and each Subsidiary’s assets, properties, books and records and employees in order to afford Parent as full an opportunity of review, examination and investigation as it shall reasonably request of the affairs of the Company and each Subsidiary, and Parent and its representatives shall be permitted to make extracts from, or take copies of, such books, records (including the stock record and minute books) or other documentation as may be reasonably necessary; provided that no such access shall unreasonably interfere with the operations of the respective business of the Company and each Subsidiary.  The Company shall furnish or cause to be furnished to Parent such reasonable financial and operating data and other information about the Company and each Subsidiary, their respective businesses as presently conducted, as conducted in the past and as proposed to be conducted in the future, and properties and assets which any of the officers, employees, attorneys, accountants or other authorized representatives of Parent may reasonably request.  No information or knowledge obtained in any investigation pursuant to this Section 6.1 shall affect or be deemed to modify any representation or warranty of any Seller Party contained herein or the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement or any other provision hereof.

6.2           Interim Covenants of the Company and the Stockholders.  From the date of this Agreement until the Closing Date, except to the extent expressly permitted by this Agreement or otherwise consented to by an instrument in writing signed by Parent, which consent shall not be unreasonably withheld, or as otherwise set forth in Schedule 6.2, the Company and the Stockholders shall (i) use their reasonable best efforts to keep intact the Company, its Subsidiaries and their respective businesses, as presently being conducted and as proposed to be conducted, and shall not take or permit to be taken or do or suffer to be done anything other than in the ordinary course of business as the same is presently being conducted; (ii) use their reasonable best efforts to keep available the services of the directors, officers, employees, independent contractors and agents of the Company and each Subsidiary, retain and maintain good relationships with the Company’s and each Subsidiary’s clients and maintain the Company’s and each Subsidiary’s assets and the Facilities in good condition; (iii) perform their obligations under the Material Contracts and Government Contracts; (iv) use their reasonable best efforts to maintain the goodwill and reputation associated with the Company and each Subsidiary; and (v) prior to the Closing Date, take such formal actions as may be required to terminate, contingent on the Closing of the transactions contemplated by this Agreement, any or all of the Benefit Plans as Parent may request.  Without limiting the generality of the foregoing, the Company shall not (and the Stockholders shall not permit the Company to, and the Company shall not permit any Subsidiary to), except to the extent expressly permitted by this Agreement or otherwise consented to by an instrument in writing signed by Parent, which consent shall not be unreasonably withheld, or as otherwise set forth in Schedule 6.2:

(a)                   purchase, sell, lease or dispose of or make any contract for the purchase, sale, lease or disposition of or make subject to a security interest or any other Encumbrance (other than Permitted Encumbrances), any of the Company’s or any Subsidiary’s properties or assets, other than in the ordinary and usual course of its business, consistent with the representations and warranties contained herein, and not in breach of any of the provisions of this Section 6.2, in each case for a consideration at least equal to the fair value of such property or asset;

(b)                   except as set forth on Schedule 6.2(b), grant any salary increase to, or increase the draw of, any of the Company’s or any Subsidiary’s officers, directors, employees or agents, other than in the ordinary course of business consistent with past practice of the Company, or enter into any new, or amend or alter any existing, employment, bonus, incentive compensation, deferred compensation, profit sharing, retirement, pension, stock option, group insurance, death benefit or other fringe or other Benefit Plan, trust agreement or other similar or dissimilar arrangement, or any employment or consulting agreement;

(c)                   except by drawing on the Company’s existing line of credit to make payments otherwise contemplated hereby, incur any bank indebtedness or borrowings, whether or not in the ordinary course of its business, or issue any commercial paper;

(d)                   enter into any leases of real property;

(e)                   enter into any material leases of equipment and machinery except in the ordinary course of business;

(f)                    enter into any Contract (i) which is a firm-fixed-price Government Contract (other than level of effort fixed-price Government Contracts), (ii) which would be required to be listed on Schedule 3.12 had it been entered into prior to the date hereof (except that for purposes of this Section 6.2(f)(ii), the term “Material Contract” shall exclude any Contract which could require aggregate payments by or to the Company or any Subsidiary, or involve an unperformed commitment or services, having a value below $250,000) or (iii) in which any Affiliate of the Company, any Subsidiary or any Stockholder has any beneficial interest;

(g)                   except as set forth on Schedule 6.2(g), redeem, purchase or otherwise acquire,

directly or indirectly, any shares of the Company’s or any Subsidiary’s capital stock or debt securities or any option, warrant or other right to purchase or acquire any such shares, or declare or pay any dividend or other distribution (whether in cash, stock or other property) with respect to such capital stock;

(h)                   create, incur or assume any liability or indebtedness, except in the ordinary course of business consistent with past practices; or postpone or defer the creation, incurrence or assumption of any liability or indebtedness that would otherwise be created, incurred or assumed in the ordinary course of business absent the execution of this Agreement;

(i)                    pay or apply any of the Company’s or any Subsidiary’s assets to the direct or indirect payment, discharge, satisfaction or reduction of any amount, directly or indirectly, to or for the benefit of any Stockholder or any Affiliate thereof;

(j)                    make, amend or revoke any election with respect to Taxes, amend any Tax Return, or settle or compromise any Tax Liability; or

(k)                   take any action, fail to take any action or enter into any agreement or understanding that causes the Company or any Subsidiary or any Stockholder to be in breach or violation of any of the representations or warranties made in this Agreement or commit a breach of or amend or terminate any Material Contract or any permit, license or other right.

6.3           Publicity and Disclosure.  Parent and the Company shall agree with each other as to the form and substance of the initial press release related to this Agreement or the transactions contemplated hereby and the form and substance of any subsequent press release.  No Party shall make any disclosure of this Agreement or the existence, terms and conditions hereof (whether or not in response to an inquiry about the existence or subject matter of this Agreement) unless previously approved by the other party; provided, however, nothing contained herein shall prohibit Parent from making any disclosure which Parent in good faith believes is required by, or advisable according to, applicable Laws, regulations or stock market rules, after using reasonable efforts to give prior notice to the Company and an opportunity to comment on such disclosure.

6.4           No Solicitation. The Company and each Stockholder shall not, and shall not authorize or knowingly permit any director, trustee, officer, employee, consultant, agent or any representative thereof, including without limitation any broker disclosed in Article III or Article IV hereof (collectively, “Representatives”) nor any other stockholder nor any Subsidiary to, during the period commencing on the date of this Agreement and ending with the earlier to occur of the Closing or the termination of this Agreement in accordance with its terms, directly or indirectly:  (i) solicit, accept, approve, encourage (including by way of furnishing information), initiate or respond to the submission of proposals or offers from any Person for, (ii) participate in any discussions or negotiations pertaining to, or (iii) furnish any information to any Person, other than Parent, relating to, any acquisition or purchase of all or a material amount of the assets of, or any equity interest in, the Company or a merger, consolidation or business combination involving the Company.  The Company and each Stockholder shall discontinue any and all negotiations with any Person with whom any of them is currently engaged regarding any of the above.  If the Company or any Stockholder receives any unsolicited offer or proposal relating to any of the above, the Company or such Stockholder shall as soon as possible (but in any event within twenty-four (24) hours) notify Parent thereof, including the identity of the party making such offer or proposal and the specific terms of such offer or proposal, and provide Parent with a copy thereof.

6.5           Notification of Certain Matters.  The Company and the Stockholders shall give prompt notice to Parent of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty of the Company or any Stockholder contained herein to be untrue or inaccurate in any material respect at or prior to the Closing and (ii) any material failure of the Company or any Stockholder to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the Company or any Stockholder hereunder.  The delivery of any notice pursuant to this Section 6.5 shall not, without the express written consent of Parent, be deemed to (x) modify the representations or warranties hereunder of the Company or any Stockholder, (y) modify the conditions set forth in Article VII or (z) limit or otherwise affect the remedies available hereunder to Parent.

6.6           Tax Matters; Tax Indemnity.

(a)                   Post-Closing Tax Returns.  Parent shall properly and accurately prepare (or cause to be prepared) and file (or cause to be filed) each Tax Return initially required to be filed by the Company or any Subsidiary after the Closing Date for a taxable period beginning before the Closing Date.  If any Tax shown as due on such Tax Return is payable by the Stockholders (taking into account indemnification obligations hereunder), then (i) such Tax Return shall be prepared in a manner consistent with the Company’s prior practices unless otherwise required by applicable Tax Laws; (ii) such Tax Return shall be provided to the Stockholder Representative at least thirty (30) days prior to the due date for filing such return (or, if required to be filed within thirty (30) days of the Closing or within forty-five (45) days of the end of the taxable period to which such Tax Return relates, as soon as possible following the Closing or the end of the taxable year, respectively); and (iii) the Stockholder Representative shall have the right to review and approve such Tax Return, which approval shall not be unreasonably withheld or delayed.  The Stockholders shall be obligated to pay Parent, on or before the due date thereof, the amount of all Taxes shown as due on any such Tax Return that are allocable to taxable periods, or portions thereof, ending on or before the Closing Date (as provided in Section 6.6(b) and subject to the limitation provided in Section 9.5(d)), but only to the extent that such Taxes are not in dispute.  The failure of the Stockholder Representative to propose any changes to any such Tax Return within fifteen (15) days of receipt thereof shall constitute approval of such Tax Return.  Parent and the Stockholder Representative agree to consult and attempt to resolve in good faith any issue arising as a result of the review of such Tax Returns and mutually consent to the filing as promptly as possible of such Tax Returns.  If they cannot reach complete agreement within fifteen (15) days, then the dispute shall be submitted to a nationally recognized Accounting Firm.  Parent and the Stockholder Representative shall request that the Accounting Firm render its determination promptly, and such determination shall be final and binding.  The fees and expenses of the Accounting Firm shall be allocated to be paid by Parent and/or the Seller Parties based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party, as determined by the Accounting Firm.  The Stockholder Representative may elect to satisfy any payment pursuant hereto out of the Escrowed Funds (to the extent available) and Parent and the Stockholder Representative shall cooperate in delivering joint written instructions to the Escrow Agent to that effect.

(b)                   Tax Year Closing; Allocation of Taxes.  Stockholders, Parent, Company and its Subsidiaries shall, to the extent permitted by applicable law, cause the taxable period of the Company and its Subsidiaries to end as of the close of the Closing Date.  Parent shall not (i) cause Company or its Subsidiaries to take any actions after the Effective Time on the Closing Date that are out of the ordinary course of business, except as contemplated by this Agreement, or (ii) make an election under Section 338(g) of the Code (or any similar election under state local or foreign law) with respect to the transaction contemplated herein.  For purposes of this Agreement, Taxes incurred by the Company or any Subsidiary with respect to a taxable period that includes but does not end on the Closing Date shall be allocated to the portion of the period ending at the Closing Date, (i) with respect to periodically assessed ad valorem Taxes and Taxes not otherwise feasibly allocable to specific transactions or events, in proportion to the number of days in such period occurring before the Closing Date compared to the total number of days in such period, and (ii) in the case of any other Tax, in an amount equal to the Tax which would be payable if the relevant taxable period ended on the Closing Date calculated as if the books of the Company or the Subsidiary, as the case may be, had been closed at that time.  Any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the Closing Date.  All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practices.

(c)                   Cooperation, Access to Information, and Record Retention.  The Stockholders, the Company and Parent shall cooperate as and to the extent reasonably requested by any other Party hereto in connection the preparation and filing of Tax Returns as provided herein and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the provision of records and information which are reasonably relevant to any such Tax Return, audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Stockholders, the Parent and the Company shall (i) retain all books and records with respect to the Company’s Taxes (including Tax Returns) relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations for assessment of Taxes for such taxable period (to the extent such books and records are in such Party’s control as of immediately after the Closing), and (ii) give the other Parties hereto reasonable written notice prior to transferring, destroying or discarding any such books and records and, if another Party so requests, allow the other party to take possession of such books and records.

(d)                   Tax Certificates, Etc.  The Parties further agree, upon request, to use reasonable efforts to obtain any certificate or other document from any Government Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax.

(e)                   Termination of Tax Sharing Agreements.  All Tax sharing agreements or similar agreements with respect to or involving the Company or any Subsidiary shall be terminated as of the Closing Date and, after the Closing Date, neither the Company nor any of its Subsidiaries shall be bound thereby or have any Liability thereunder.

(f)                    Tax Proceedings.  Any Party who receives any notice of a pending or threatened Tax audit, assessment or adjustment against or with respect to the Company which may give rise to Liability of another Party hereto, shall promptly notify such other Party within ten (10) business days of the receipt of such notice.  The Parties each agree to consult with and to keep the other Parties hereto informed on a regular basis regarding the status of any Tax audit or proceeding to the extent that such audit or proceeding could affect a Liability of such other Parties (including indemnity obligations hereunder).  The Stockholder Representative shall have the right to control any such Tax audit or administrative or judicial proceeding and to employ counsel of its choice, but reasonably satisfactory to Parent, at the Stockholders’ expense, but only to the extent such audit or other proceeding pertains to Tax periods ending on or before the Closing Date.  Parent shall have the right to participate in such proceeding at its own expense, and shall be entitled to control the disposition of any issue involved in such proceeding which does not effect a potential liability of the Stockholders.  Parent and the Stockholders (through the Stockholder Representative) shall be entitled to represent their respective interests in light of their responsibilities (including indemnity obligations) for the related Taxes, at their own expense, in any audit or administrative or judicial proceedings involving a Tax period that includes but does not end on the Closing Date.  Notwithstanding the foregoing provisions of this Section 6.6, neither the Stockholders nor the Stockholder Representative shall, without Parent’s consent (which consent shall not be unreasonably withheld or delayed), agree to any settlement with respect to any Tax if such settlement could adversely affect any Tax Liability of Parent, any Affiliate of Parent or (with respect to any taxable period (or any portion thereof) beginning after the Closing Date) the Company or any Subsidiary.  If Parent agrees to any settlement with respect to any Tax without the consent of the Stockholder Representative, such settlement shall not be conclusive evidence of the amount of Damages incurred by Parent with respect to such Tax.  Except as provided in this Section 6.6, the provisions of Article IX, including the provisions therein addressing settlement authority, shall govern the manner in which Tax audit or administrative or judicial proceedings are resolved.

(g)                   Characterization of Indemnity Payments.  Parent and the Stockholders agree to treat any payment made hereunder by the Stockholders to Parent as an adjustment to the Merger Consideration.

(h)                   Amended Returns.  Except in connection with an audit resolved pursuant to 6.6(f), no Party may amend a Tax Return of the Company or any Subsidiary with respect to a taxable period beginning before the Closing Date if such amendment could affect another Party’s liability for Taxes (including indemnity liability hereunder) without the consent of such potentially affected Party, which consent shall not be unreasonably withheld or delayed.

6.7           Litigation Support.  In the event and for so long as any Party actively is contesting or defending against any charge, complaint, action, suit, audit, proceeding, hearing, investigation, claim or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Closing Date involving the Company or any Subsidiary, each of the other Parties will cooperate with such Party or its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Article IX below).

6.8           Reasonable Efforts.  Each Party agrees to use all reasonable efforts promptly to take, or cause to be taken, all actions and to do or cause to be done all things necessary, proper or advisable under applicable Laws to (i) obtain all consents, approvals or actions of, make all filings with and give all notices to Government Authorities or any other public or private third parties required in order to consummate the Merger and the other transactions contemplated hereby, (ii) provide such other information and communications to such Government Authorities or other public or private third parties as such Government Authorities or other public or private third parties may reasonably request in connection therewith, and (iii) execute such further documents, deeds, bills of sale, assignments and assurances, and take such further actions as may reasonably be required to consummate and make effective the transactions contemplated by this Agreement, including the satisfaction of all conditions hereto.  If applicable, the Parties shall file all notices and other information and documents required under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 as promptly as practicable after the date hereof.

6.9           Payment of Obligations.  Prior to the Closing each Stockholder and each of the officers, directors, employees and Affiliates of the Company and each Subsidiary shall repay in full, in accordance with their terms, all debts and other obligations, if any, owed to the Company or any Subsidiary, other than travel advances made in the ordinary course of business by the Company to any such Person as an employee of the Company or any Subsidiary (which shall be repaid to the Company or such Subsidiary in the ordinary course of business by such Person).

6.10         Disclosure Schedules.  Nothing in the Seller Disclosure Schedules shall be deemed to disclose an exception to a representation or warranty made in Article III unless it describes the relevant facts in such reasonable detail as the context requires.  The Seller Disclosure Schedule shall be arranged by the Seller Parties in paragraphs corresponding to the subsections contained herein.  A fact or matter disclosed in the Seller Disclosure Schedule with respect to one subsection shall be deemed to be disclosed with respect to each other subsection where such disclosure is appropriate to the extent it is clear from reading such Seller Disclosure Schedule that such disclosure is applicable to such other sections and provided that an agreement or other document which is merely listed or identified in any section shall not be deemed to be disclosure with respect to any other section.  To the extent that any matter arises or comes into existence between the date hereof and the Effective Time that is required to be described by the Seller Parties in the Seller Disclosure Schedules (or by Parent or Merger Sub in the Buyer Disclosure Schedules) in order for such schedules to be true, correct and complete in all respects at and as of the Closing, it is understood and agreed that, from time to time prior to the Closing, between the date hereof and the Closing, the Seller Parties may amend, supplement or revise the Seller Disclosure Schedules (and Parent or Merger Sub may amend, supplement or revise the Buyer Disclosure Schedules) with respect to any such matter; provided that the disclosure provided in any such amended, supplemented or revised schedule shall in no way be effective for purposes of the conditions set forth in Section 6.1 or 7.1 hereof.

6.11         Indemnification of Directors and Officers.

(a)                   All rights to indemnification existing in favor of those Persons who are directors and officers of the Company as of the date of this Agreement (the “Indemnified D&Os”) for their acts and omissions occurring prior to the Effective Time, as provided in the Company’s Certificate of Incorporation and bylaws (as in effect as of the date of this Agreement) shall survive the Merger and shall be observed by the Surviving Corporation in accordance with their respective terms.

(b)                   At or prior to the Closing, the Company shall purchase a directors’ and officers’ liability insurance policy for the benefit of the Company and the Indemnified D&Os substantially upon the terms disclosed by the Company to the Parent prior to the date of this Agreement and with aggregate coverage of not less than $5,000,000, such policy to be paid in full and to be in full force and effect for a period ending on or prior to the third anniversary of the Closing; provided, that, at or prior to the Closing, the Company may elect not to purchase a new directors’ and officers’ liability insurance policy if instead the Company elects to renew any existing directors’ and officers’ liability insurance policy to be paid in full and to be in full force and effect for a period ending on or prior to the third anniversary of the Closing; provided, further, however, that the Surviving Corporation may substitute for such policy a policy or policies of comparable coverage.

6.12         Company Stockholder Approval.

(a)                   As promptly as practicable after the execution of this Agreement, the Company shall submit this Agreement and the transactions contemplated hereby to its stockholders for approval as provided by the DGCL and the Company’s Certificate of Incorporation and Bylaws.  The Company shall solicit promptly, but in any event within three (3) days of the signing of this Agreement, Written Consents (“Written Consents”) from all its stockholders and shall use its best efforts to obtain such Written Consent of all Company stockholders to approve the Merger, this Agreement, the other documents contemplated hereby and the transactions contemplated hereby and thereby and to enable the Closing to occur as promptly as practicable. The parties acknowledge and agree that certain of the Company’s stockholders previously have executed Written Consents sufficient to achieve the Required Vote with respect to the foregoing matters as a condition to Parent and Merger Sub executing this Agreement, which Written Consents shall be delivered immediately following execution and delivery hereof and which shall not mitigate or modify the Company’s obligations to obtain the Written Consent of all Company stockholders pursuant to this Section 6.12.  The materials submitted to the Company’s stockholders have included and shall include information regarding the Company, the terms of the Merger and this Agreement and the unanimous approval and recommendation of the Company’s board of directors in favor of the Merger, this Agreement, the other documents contemplated hereby and the transactions contemplated hereby and thereby.  Prior to the distribution of such materials or any amendment or supplement thereto, Parent and its counsel shall be provided copies of any materials not produced or provided by Parent for such purpose and shall be provided a reasonable opportunity to review and comment thereon.

(b)                   Each Stockholder hereby agrees to (i) either (a) vote such Stockholder’s shares of Company Stock in favor of approval, adoption and authorization of the Merger and this Agreement at any meeting of the stockholders of the Company and any adjournment or postponement thereof or (b) execute any written consent of the stockholders of the Company with respect to such shares of Company Stock approving, adopting and authorizing the Merger and this Agreement and any other matter necessary for consummation of the Merger and the other transactions contemplated by this Agreement, which vote or consent shall be irrevocable and may not be withdrawn, and (ii) deliver such Stockholder’s shares of Company Stock, Company Stock Options and Company Warrants to Parent pursuant to the terms of this Agreement.  Further, each Stockholder hereby agrees that such Stockholder will not exercise any dissenter’s or appraisal rights that such Stockholder may have with respect to the Merger.  Without limiting the foregoing and in accordance herewith, each Stockholder agrees to execute and deliver to the Company, immediately following the execution and delivery of this Agreement, a Written Consent, which consent shall be irrevocable and may not be withdrawn.

(c)                   Neither the board of directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify the recommendation of the board of directors of the Company that the Company’s stockholders adopt and approve this Agreement and the Merger.

(d)                   Each Stockholder, and the Company as applicable, agrees with and covenants to Parent and Merger Sub that:

(i)                                            Such Stockholder shall not, except as contemplated by the terms of this Agreement, (v) cause, consent to or permit any Transfer of any or all of such Stockholder’s shares of Company Stock, Company Stock Options, Company Warrants or any interest therein, (w) enter into any contract, option or other agreement or understanding with respect to any Transfer of any or all of such Stockholder’s shares of Company Stock, Company Stock Options, Company Warrants or any interest therein, (x) grant any proxy, power-of-attorney or other authorization in or with respect to such Stockholder’s shares of Company Stock, Company Stock Options or Company Warrants, (y) deposit such Stockholder’s shares of Company Stock, Company Stock Options or Company Warrants into a voting trust or enter into a voting agreement or arrangement with respect to such Stockholder’s shares of Company Stock, Company Stock Options or Company Warrants, or (z) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby.  For purposes of this Agreement, a Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly sells, gives, pledges, encumbers, grants an option with respect to, transfers or otherwise disposes of such security or any interest therein, with or without consideration, or enters into an agreement or commitment providing for the same.

(ii)                                           Such Stockholder shall not take any action which would restrict, limit or frustrate in any way the transactions contemplated by this Agreement.  At any Company stockholders’ meeting or at any adjournment thereof or in any written consent or other circumstances upon which their vote, consent or other approval is sought, such Stockholder shall vote (or cause to be voted), or provide a written consent with respect to, such Stockholder’s shares of Company Stock against (y) any merger agreement or merger, consolidation, combination, tender offer (including an exchange offer), sale of any significant portion of assets, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger as set forth in this Agreement) and (z) any amendment of the Company’s Certificate of Incorporation or Bylaws or other proposal or transaction involving the Company or of any Subsidiary, which amendment or other proposal or transaction which is intended to or would be reasonably likely to in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, this Agreement or any of the other transactions contemplated by this Agreement.

(iii)                                          Each Stockholder and the Company acknowledges and agrees that it is aware (and that each of its Representatives is aware or, upon receipt of any material nonpublic information of Parent, will be advised) of the restrictions imposed by the United States federal securities laws and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a public company.  Each Stockholder and the Company hereby agrees that while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Parent, communicate such information to any third parties, take any other action in violation of such Laws, or cause or encourage any third party to do any of the foregoing.  Each Stockholder and the Company also agrees that, upon request by the Parent, it will cause its Representatives to give a written undertaking to the same effect to the Parent.

6.13         Qualified Accounts Payable; Excluded AR.

(a)                   On the Closing Date or promptly thereafter, Parent shall promptly pay the amount of any Qualified Accounts Payable as of the Closing Date to the creditors thereof.

(b)                   During the period commencing on the Closing Date and ending on the first (1st) anniversary of the Closing Date, Parent shall use commercially reasonable efforts to collect the Excluded AR.  Parent shall be obligated to pay any portion of the Excluded AR that is actually collected, less any collection costs, on or before the first (1st) anniversary of the Closing Date to the Escrow Agent as an additional contribution to the Escrowed Funds.  Such payments by Parent to the Escrow Agent shall be made on a quarterly basis ending on the first anniversary of the Closing.

6.14         Management and Control.  After the Closing, the Company agrees that Parent shall (i) have the exclusive right to manage and operate the business of the Company and each Subsidiary as it determines is in the best interests of Parent and its stockholders, (ii) not be limited in any manner from integrating the Company’s and each Subsidiary’s operations with and into Parent and its operations and (iii) have complete authority to determine the appropriate personnel to manage the Contracts, including without limitation the Selected Performance Contracts and whether to pursue potential opportunities included in the Selected Performance Contracts.

6.15         Matcom 401(k) Plan.  Prior to the Closing Date, at Parent’s request, the Company shall take corporate action to terminate the Matcom 401(k) Plan, contingent on the Closing, effective the day prior to the Closing Date.

Article VII
CONDITIONS TO THE OBLIGATIONS OF PARENT AND MERGER SUB

All obligations of Parent and Merger Sub under this Agreement are subject to the fulfillment and satisfaction, prior to or at the time at which the Closing Date is scheduled to occur, of each of the following conditions precedent, any one or more of which may be waived, in part or in full, by Parent or Merger Sub in writing.

7.1           Representations and Warranties True at the Closing Date.  All of the representations and warranties of the Company and each of the Stockholders contained in this Agreement, individually and in the aggregate, shall be true, correct and complete in all material respects on and as of the Closing Date (except that all representations and warranties in Section 3.4 and all representations and warranties qualified by the words “material” or “in all material respects” or similar words shall be true, correct and complete in all respects on and as of the Closing Date) with the same effect as though such representations and warranties had been made on and as of such date (provided that those representations and warranties that address matters only as of a specified calendar date shall be true, correct and complete in all material respects as of such date, except that all representations and warranties in Section 3.4 and all representations and warranties qualified by the words “material” or “in all material respects” or similar words shall be true, correct and complete in all respects as of such date) and each of the Principal Stockholders and the Company shall have executed and delivered to Parent a certificate to that effect.

7.2           Performance.  All of the terms, covenants, agreements and conditions of this Agreement to be complied with, performed or satisfied by the Company or any Stockholder on or before the Closing Date shall have been duly complied with, performed or satisfied on or before such date and each of the Principal Stockholders and the Company shall have executed and delivered to Parent a certificate to that effect.

7.3           No Litigation.  No temporary restraining order, preliminary or permanent injunction or other order or judgment issued by any court of competent jurisdiction or other legal or regulatory restraint or provision challenging the transactions contemplated hereunder or limiting or restricting the conduct or operation of the Company, any Subsidiary or any Stockholder following the Closing shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Government Authority or other instrumentality, domestic or foreign, seeking any of the foregoing be pending.  There shall be no action, suit, claim or proceeding of any nature, pending or threatened, against Parent, the Company, any Subsidiary or any Stockholder, their respective properties or any of their respective officers or directors that could have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, or Parent.

7.4           No Material Adverse Change.  There shall have been (i) no effect, event or change which, individually or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect on the Company or any Subsidiary, and (ii) except as set forth on Schedule 3.9(a)(iii), no resignations or terminations of, or indications of an intention or plan to resign, employment by any executive officer or any material number of management level or senior technical employees of the Company or any Subsidiary.

7.5           Governmental, Regulatory and Other Consents and Approvals.  All consents, approvals, assignments and actions of, filings with and notices to any Government Authority or any other public or private Persons required of any Stockholder, the Company, any Subsidiary or Parent to consummate the Closing and the other matters contemplated hereby shall have been obtained, including, without limitation, the expiration or termination without the objection of any of the relevant federal authorities of all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act.

7.6           Financial Review.  Parent shall have received a review of the Company’s balance sheet and statements of income, cash flow and retained earnings at and for the six (6)-month period ended September 30, 2003, conducted by an accounting firm selected by the Parent in its sole and absolute discretion, and at the Parent’s expense, the results of which shall be consistent in all material respects with the Interim Financials.

7.7           Appendix C Diligence Review.  Parent shall be fully satisfied in its sole and absolute discretion with the results of its review of, and its other due diligence investigations solely with respect to, the matter or matters described on Appendix C hereof.

7.8           Conversion of Preferred Stock.  At least three (3) business days prior to the Closing, each holder of shares of Company Series C Preferred Stock and Company Series D-1 Preferred Stock shall have executed and delivered to Parent an irrevocable election to convert or not to convert such holder’s shares into Company Common Stock in connection with the Merger.

7.9           Series B Option Purchase.  Merger Sub, the Series B Optionholders, Louise E. Johnson and Alvin T. Johnson shall have entered into and consummated the transactions contemplated by the Series B Option Purchase Agreement; the exercise of the Series B Option shall have been consummated by Merger Sub in accordance with its terms; all issued and outstanding shares of Company Series B Preferred Stock (and the original certificate therefor) shall have been delivered and surrendered to Merger Sub free and clear of all Encumbrances; and all other terms and conditions of the Series B Option Purchase Agreement and the Series B Option shall have been complied with and satisfied in accordance with their respective terms.

7.10         ACS Warrant Purchase.  The Company and ACS shall have entered into and consummated the transactions contemplated by the ACS Warrant Purchase Agreement; all of the ACS Warrants (and the originals thereof) shall have been delivered and surrendered to the Company free and clear of all Encumbrances; and all other terms and conditions of the ACS Warrant Purchase Agreement required to have been complied with and satisfied by the parties thereto on or prior to the Closing Date shall have been complied with and satisfied in accordance with its terms.

7.11         Purchased Shares.  Each holder of Purchased Shares shall have consummated the transactions contemplated by Section 1.9(e) and all issued and outstanding Purchased Shares (and the original certificate or certificates therefor) shall have been delivered and surrendered to the Company free and clear of all Encumbrances.

7.12         Financing.  Parent shall have obtained financing proceeds from its existing senior lender pursuant to the terms of the commitment letter attached hereto as Exhibit G in an aggregate amount necessary to pay the maximum aggregate Merger Consideration and all fees and expenses relating to the Merger.

7.13         Written Consents; No Exercise of Dissenter’s Rights.  The holders of all of the outstanding Company Common Stock and the holders of all of each series of the outstanding Company Preferred Stock shall have delivered properly completed and executed Written Consents to approve and authorize the Merger, this Agreement and the documents and transactions contemplated hereby, and have approved and authorized the consummation of the transactions contemplated hereby and thereby; no stockholder of the Company shall have indicated to the Company or Parent its intention to exercise dissenter’s rights.

7.14         Company Stock Options and Company Warrants.  Each Company Stock Option and each Company Warrant shall have been exercised or terminated pursuant to an Option Termination Agreement, an Option Exercise Agreement or a Warrant Termination Agreement.

7.15         Cross-Indemnification Agreement.  Each Stockholder shall have entered into a Cross-Indemnification Agreement, pursuant to which the Stockholders’ joint and several indemnification obligations hereunder shall be apportioned, as amongst themselves only, and not as between themselves and Parent or Merger Sub.

7.16         Closing Deliveries of the Stockholders and the Company.  At the Closing, the Company, each of the Stockholders and the other stockholders of the Company, as appropriate, and the Stockholder Representative shall have performed and delivered the following, subject to waiver, in part or in full, by Parent:

(a)                   the Stockholder Representative shall have delivered to Parent all stock certificates representing all issued and outstanding shares of Company Stock, each of which shall be free and clear of any Encumbrances, accompanied by stock powers duly endorsed in blank or accompanied by duly executed instruments of transfer;

(b)                   the Stockholder Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement;

(c)                   each of the stockholders of the Company listed on Schedule 7.16(c) shall have executed and delivered to Parent a non-competition and non-solicitation agreement in the form attached hereto as Exhibit H-1, Exhibit H-2 or Exhibit H-3, as applicable, as set forth opposite their respective names on Schedule 7.16(c).

(d)                   each of the stockholders of the Company and all of the officers, directors, employees and Affiliates of the Company and each Subsidiary shall have delivered to Parent evidence of repayment in full in accordance with their terms all debts and other obligations, if any, owed by any of them to the Company or any Subsidiary;

(e)                   each officer and director of the Company and each Subsidiary shall have delivered to Parent his or her respective resignation as an officer or director, as the case may be, of the Company or such Subsidiary, which shall be effective as of the Closing Date;

(f)                    the Company and the Stockholders shall have delivered to Parent the original books of account, minute books, minutes and other records of all meetings of the Company and each Subsidiary, the corporate seal of the Company and each Subsidiary and such other documents, records, keys and other items as shall be necessary for the operation of the business of the Company and each Subsidiary;

(g)                   Citizens Bank, American Capital Financial Services, Inc. and any other creditor of the Company or any Subsidiary shall have delivered to the Company full written releases, to the reasonable satisfaction of Parent, of all Liabilities and Encumbrances arising from, relating to or securing any indebtedness for borrowed money of the Company or any Subsidiary, including without limitation duly executed UCC filings, releases of any assignment of payments with respect to any Government Contract and an agreement to forward and otherwise cooperate with respect to any payments received after the Closing Date;

(h)                   Matcom Partners, L.L.C shall have amended its organizational documents and taken all other actions necessary to change its name to one sufficiently dissimilar to the Company’s present name, in Parent’s judgment, to avoid confusion; Bristol Investment Partners, L.P. shall have delivered a termination and release with respect to the Letter of Intent to Acquire the Stock of MCC, dated January 16, 1977; and Alan P. Donenfeld shall have delivered a termination and release with respect to the Employment Agreement, dated September 8, 1997, between the Company and Mr. Donenfeld;

(i)                    the Amended and Restated Stockholder’s Agreement and the Amended and Restated Registration Rights Agreement shall have been terminated by the stockholders of the Company.

(j)                    the Company shall have executed and delivered to Parent a certificate of its secretary, setting forth the resolutions of its board of directors and stockholders (or other evidence reasonably satisfactory to Parent) authorizing the execution, delivery and performance of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby, and certifying that such resolutions have not been amended or rescinded and are in full force and effect;

(k)                   the Company shall have delivered to Parent a good standing certificate from the jurisdiction of its incorporation and from each state in which it is qualified to do business, and its certified charter documents, each dated as of a date reasonably close to the date hereof;

(l)                    the Company shall have delivered to Parent all consents, licenses, permits and approvals as set forth on Schedule 3.3 and each Stockholder shall have delivered to Parent such consents as set forth on Schedule 4.3, each as required in connection with the execution, delivery, performance, validity and enforceability of this Agreement and the continued conduct of the business of the Company and its Subsidiaries as conducted or proposed to be conducted as of the Closing;

(m)                  the Company shall have delivered to Parent an opinion of counsel in the form attached hereto as Exhibit I;

(n)                   each stockholder of the Company, each holder of any convertible securities of the Company, each holder of Company Stock Options and each holder of Company Warrants immediately prior to the Closing shall have executed and delivered to Parent a written waiver, in form and substance satisfactory to Parent in its sole discretion, releasing Parent and Parent’s Affiliates from any and all Liabilities arising on or prior to the Closing Date, except for this Agreement as expressly set forth herein; and

(o)                   the Company shall have executed and delivered a properly executed FIRPTA notification letter stating that shares of Company Stock do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3), and a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2), along with written authorization for Parent to deliver such notice form to the IRS on behalf of the Company.

Article VIII
CONDITIONS TO THE OBLIGATIONS OF THE COMPANY AND THE STOCKHOLDERS

All obligations of the Company and the Stockholders under this Agreement are subject to the fulfillment and satisfaction, prior to or at the time at which the Closing Date is scheduled to occur, of each of the following conditions precedent, any one or more of which may be waived, in part or in full, by the Company or the Stockholder Representative, as applicable, in writing.

8.1           Representations and Warranties True at the Closing Date.  All of the representations and warranties of the Parent and Merger Sub contained in this Agreement, individually and in the aggregate, shall be true, correct and complete in all material respects on and as of the Closing Date (except that all representations and warranties in Section 3.4 and all representations and warranties qualified by the words “material” or “in all material respects” or similar words shall be true, correct and complete in all respects on and as of the Closing Date) with the same effect as though such representations and warranties had been made on and as of such date (provided that those representations and warranties that address matters only as of a specified calendar date shall be true, correct and complete in all material respects as of such date, except that all representations and warranties qualified by the words “material” or “in all material respects” or similar words shall be true, correct and complete in all respects as of such date) and each of Parent and Merger Sub shall have executed and delivered to the Company an officer’s certificate to that effect.

8.2           Performance.  All of the terms, covenants, agreements and conditions of this Agreement to be complied with, performed or satisfied by Parent and Merger Sub on or before the Closing Date shall have been duly complied with, performed or satisfied on or before such date and each of Parent and Merger Sub shall have executed and delivered to the Company an officer’s certificate to that effect.

8.3           No Litigation.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or provision challenging the transactions contemplated hereunder shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Government Authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending.

8.4           Closing Deliveries of Parent.  At the Closing, Parent and Merger Sub, as appropriate, shall have performed and delivered the following, subject to waiver, in part or in full, by the Company or the Stockholder Representative, as applicable:

(a)                   each of Parent and Merger Sub shall have executed and delivered to the Company a certificate of its secretary, setting forth the resolutions of its board of directors (or other evidence reasonably satisfactory to the Stockholder Representative) authorizing the execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby, and certifying that such resolutions have not been amended or rescinded and are in full force and effect; and

(b)                   Parent, Merger Sub and the Escrow Agent shall have executed and delivered the Escrow Agreement.

Article IX
INDEMNITY

9.1           General Indemnification.

(a)                   The stockholders of the Company, jointly and severally, covenant and agree to indemnify, defend, protect and hold harmless the Buyer Indemnified Parties from, against and in respect of all Damages suffered, sustained, incurred or paid by any Buyer Indemnified Party, in each case in connection with, resulting from or arising out of, directly or indirectly (whether or not involving a third party claim):  (i) the inaccuracy or breach of any representation or warranty made by the Company or any Stockholder set forth in this Agreement or in any certificate delivered or provided in connection with or related to the consummation of the transactions contemplated by this Agreement; (ii) the nonfulfillment of any covenant or agreement on the part of any Seller Party set forth in this Agreement or in any certificate executed and delivered by any Seller Party pursuant to this Agreement or in the transactions contemplated hereby; (iii) the Benefit Plans and any and all benefits accrued under the Benefit Plans as of the Closing Date and any and all other Liabilities arising out of, or in connection with the form or operation of the Benefit Plans on or prior to the Closing Date; (iv) any Liability with respect to any matter or matters described on Appendix C hereof; (v) from the expiration date of the policy required by Section 6.11(b) until the third anniversary of the Closing, any Liability which arises out of, relates to or is associated with any claim by any Indemnified D&O against the Company for indemnification for any act or omission by any of them on or prior to the Closing Date; and (vi) any and all Liabilities for Taxes (A) in connection with or arising out of the operation of the Company’s and each Subsidiary’s business on or prior to the Closing Date (determined, with respect to Tax periods that begin before and end after the Closing Date, in accordance with the allocation provisions of Section 6.6(b)), or (B) owing by any Person other than a member of the Company Group for which the Company or any Subsidiary may be liable, including, without limitation (1) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign law), (2) as a transferee or successor, or (3) by contract.

(b)                   Parent and Merger Sub, jointly and severally, covenant and agree to indemnify, defend, protect and hold harmless the Seller Indemnified Parties from, against and in respect of all Damages suffered, sustained, incurred or paid by any Seller Indemnified Party, in each case in connection with, resulting from or arising out of, directly or indirectly:  (i) the inaccuracy or breach of any representation or warranty made by Parent or Merger Sub set forth in this Agreement or in any certificate delivered or provided in connection with or related to the consummation of the transactions contemplated by this Agreement; and (ii) the nonfulfillment of any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement or in any certificate executed and delivered by Parent or Merger Sub pursuant to this Agreement or in the transactions contemplated hereby.

9.2           Indemnification Procedures.  In the event of the assertion or commencement by any Person of any claim or legal proceeding (whether against Parent or against any other Person) with respect to which any Indemnified Party may be entitled to indemnification pursuant to this Article IX, the Indemnified Party shall have the right, at its election, to proceed with the defense (including settlement or compromise) of such claim or legal proceeding on its own; provided, however, that if the Indemnified Party settles or compromises any such claim or legal proceeding without the consent of the Indemnifying Party or Parties, such settlement or compromise shall not be conclusive evidence of the amount of Damages incurred by the Indemnified Party in connection with such claim or legal proceeding (it being understood that if the Indemnified Party requests that the Indemnifying Party consent to a settlement or compromise, the Indemnifying Party shall act reasonably in determining whether to provide such consent).  The Indemnified Party shall give the Indemnifying Party prompt notice after it becomes aware of the commencement of any such claim or legal proceeding against it; provided, however, that any failure on the part of the Indemnified Party to so notify the Indemnifying Party shall not limit any of the obligations of the Indemnifying Party, or any of the rights of any Indemnified Party, under this Article IX (except to the extent such failure adversely prejudices the defense of such claim or legal proceeding).  If the Indemnified Party does not elect to proceed with the defense of any such claim or legal proceeding, the Indemnifying Party (except if the Indemnifying Party is any stockholder of the Company, then the Stockholder Representative) may proceed with the defense of such claim or legal proceeding with counsel reasonably satisfactory to the Indemnified Party; provided, however, that such Indemnifying Party may not settle or compromise any such claim or legal proceeding without the prior written consent of the Indemnified Party (which consent may not be unreasonably withheld) unless such settlement or compromise (i) provides for the payment by the Indemnifying Party of money as sole relief for the claimant, (ii) results in the full and general release of the Buyer, Indemnified Persons or Seller Indemnified Persons, as applicable, from all liabilities arising or relating to, or in connection with, a third-party claim, (iii) provides for dismissal with prejudice of the Indemnified Party named therein, and (iv) does not admit, or consent to any finding of wrongful conduct or liability by any Indemnified Party.  No Buyer Indemnified Party (other than Parent or any successor thereto or assign thereof) and no Seller Indemnified Party (other than the Stockholder Representative or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless, in the case of the Buyer Indemnified Parties, Parent (or any successor thereto or assign thereof), or in the case of the Seller Indemnified Parties, the Stockholder Representative (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.  Nothing herein shall be deemed to prevent the Indemnified Party from making a claim, and an Indemnified Party may make a claim hereunder, for potential or contingent claims or demands, provided that the notice of such claim sets forth the specific basis for any such potential or contingent claim or demand to the extent then feasible and the Indemnified Party has reasonable grounds to believe that such a claim or demand may be made.

9.3           Right of Offset.  In the event that any stockholder of the Company shall have an indemnification or other payment obligation to any Indemnified Party, Parent shall have the right to offset such amount against any portion of the Merger Consideration owed by Parent hereunder, including, without limitation, any Performance Payment and any Escrowed Funds.  In the event that any stockholder of the Company shall have an indemnification or other payment obligation to any Indemnified Party, Parent hereby agrees to first attempt to offset such amount against the Performance Payment then owed by Parent and any Escrowed Funds, to the extent then readily available to Parent, before pursuing any other right or remedy available hereunder or otherwise.  No limitation on Parent’s ability to exercise the rights set forth in this Section 9.3 shall affect such Indemnified Party’s rights hereunder or otherwise.  Such remedy shall be in addition to and not in limitation of any injunctive relief or other rights or remedies to which any Indemnified Party is or may be entitled at law or equity or under this Agreement (including any exhibits and schedules hereto).

9.4           Survival of Representations, Warranties and Covenants.  Each covenant and agreement contained in this Agreement or in any agreement or other document delivered pursuant hereto shall survive the Closing and be enforceable until such covenant or agreement has been fully performed.  Except as provided in the next sentence, all representations and warranties contained in this Agreement or in any agreement or other document delivered pursuant hereto shall survive the Closing until the date fifteen (15) months after the Closing Date and shall thereafter expire.  The limitations on survivorship set forth in the preceding sentence of this Section 9.4 shall not apply to (i) the representations and warranties set forth in Sections 3.4 (Capitalization), 3.20 (Brokers), 4.4 (Company Stock), 4.5 (Brokers) and 5.4 (Brokers), all of which shall survive without limitation (and in no event less than six years), or (ii) claims based on fraud or intentional misrepresentation, which shall survive without limitation (and in no event less than six years), (iii) the representations and warranties set forth in Section 3.15 (Government Contracts), which shall survive for six (6) years after the Closing, or (iv) the representations and warranties set forth in Section 3.8 (Employee Benefit Plans), 3.10 (Taxes) and 3.16 (Environmental), which shall survive until the end of the applicable statute of limitations (or any extension thereof) plus ninety (90) days.  Notwithstanding the foregoing, any representation or warranty with respect to which a claim has been made for a breach thereon prior to the end of the applicable survival period shall survive past the applicable survival period, if necessary, at least until such claim is resolved.

9.5           Limitations on Indemnification.

(a)                   There shall be no liability for Damages for breaches of representations and warranties unless and until the aggregate amount of all Damages for all claims asserted by the Buyer Indemnified Parties exceeds Four Hundred Thousand Dollars ($400,000); provided, however, after such amount of Damages exceeds Four Hundred Thousand Dollars ($400,000), all Damages, excluding the first Four Hundred Thousand Dollars ($400,000), shall be recoverable by the Buyer Indemnified Parties.  There shall be no liability for Damages for breaches of representations and warranties unless and until the aggregate amount of all Damages for all claims asserted by the Seller Indemnified Parties exceeds Four Hundred Thousand Dollars ($400,000); provided, however, after such amount of Damages exceeds Four Hundred Thousand Dollars ($400,000), all Damages, excluding the first Four Hundred Thousand Dollars ($400,000), shall be recoverable by the Seller Indemnified Parties.  The foregoing limitations in this Section 9.5(a) above shall not apply to (i) the representations and warranties set forth in Sections 3.4 (Capitalization), 3.8 (Employee Benefit Plans), 3.10 (Taxes), 3.20 (Brokers), 4.4 (Company Stock), 4.5 (Brokers) and 5.4 (Brokers), or (ii) claims based on fraud or intentional misrepresentation, with respect to which, in each case, all Damages shall be recoverable from the first dollar and shall be counted in determining whether the thresholds in this Section 9.5(a) have been exceeded.

(b)                   The indemnification obligations of the Seller Parties for breaches of representations and warranties shall be limited to an amount equal to Nine Million Three Hundred Seventy Thousand Dollars ($9,370,000) plus the amount of any interest, dividends and other income resulting from the investment of the Escrowed Funds and earnings thereon and proceeds thereof.  The indemnification obligations of Parent and Merger Sub for breaches of representations and warranties shall be limited to Nine Million Three Hundred Seventy Thousand Dollars ($9,370,000) plus the amount of any interest, dividends and other income resulting from the investment of the Escrowed Funds and earnings thereon and proceeds thereof.  The foregoing limitations in this Section 9.5(b) above shall not apply to (i) the representations and warranties set forth in Sections 3.4 (Capitalization), 3.8 (Employee Benefit Plans), 3.10 (Taxes), 3.15 (Government Contracts), 3.20 (Brokers), 4.4 (Company Stock), 4.5 (Brokers) and 5.4 (Brokers), or (ii) claims based on fraud or intentional misrepresentation, with respect to which, in each case, (A) no Damages shall be counted in determining whether the cap in this Section 9.5(b) has been exceeded, and (B) the indemnification obligations shall be limited to an aggregate amount equal to the Merger Consideration.  The indemnification obligations of the parties hereto and the rights and remedies that may be exercised by an Indemnified Party shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of any of the Indemnified Parties or any of their Representatives.

(c)                   The amount that may be recovered hereunder by an Indemnified Party shall be reduced by an amount equal to any insurance recovery actually received by the Indemnified Party (except to the extent any such insurance proceeds must be repaid by the Indemnified Party or its Affiliates to the insurer through adjustments to past, present or future insurance premiums or other similar mechanisms payable within the three (3) year period following the date of the claim giving rise to such increase) and shall be appropriately adjusted for actual Tax consequences and for the time value of money.  Parent and Merger Sub shall have the right to determine in their sole discretion whether to pursue any such insurance or Tax recovery.

(d)                   To the extent a Liability for Taxes was reflected as a “Deferred tax liability” or otherwise expressly set forth as a tax liability under the heading “Current Liabilities” on the Closing Balance Sheet, as finally determined pursuant to Section 1.12, the Buyer Indemnified Parties shall not be entitled to indemnification for such Liability for Taxes under Section 6.6(a), Section 9.1(a)(i) or Section 9.1(a)(vi).

(e)                   For purposes of this Article IX, all representations and warranties in Section 3.15(b) shall be construed as if the words “materially,” “in all material respects” or similar words were omitted from such representations and warranties.

9.6           Exclusive Remedy.  The provisions of Article IX shall constitute the sole and exclusive remedy from and after the Closing with respect to any Damages suffered, sustained, incurred or paid by any Indemnified Party resulting from or arising out of any breach of any representation or warranty made by any Party in this Agreement, except for specific performance and equitable remedies as set forth in the first two sentences of Section 11.3 and except in the case of fraud or intentional misrepresentation.

9.7           Waiver, Release and Discharge.  Effective upon the Closing, except for (i) this Agreement as expressly set forth herein, (ii) the Company’s or any Subsidiary’s obligations to reimburse such stockholder for travel expenses incurred in the ordinary course of business by such stockholder as an employee of the Company and (iii) the Company’s or any Subsidiary’s obligations to such stockholder as an Indemnified D&O as further described in Section 6.11(a), each Stockholder hereby irrevocably waives, releases and discharges the Company and each Subsidiary from any and all Liabilities and obligations to the Stockholder of any kind or nature whatsoever, whether in his capacity as a Seller Party hereunder, as a stockholder, officer, director or employee of the Company or any Subsidiary or otherwise (including, without limitation, in respect of rights of contribution or indemnification), in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising under any other agreement or understanding or otherwise at law or equity, and each Stockholder shall not seek to recover any amounts in connection therewith or thereunder from the Company or any Subsidiary.  Each Stockholder waives, and acknowledges and agrees that he shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other similar right or remedy against the Company, any Subsidiary, Parent, Merger Sub and, after the Closing Date, the Surviving Corporation in connection with any actual or alleged breach of any representation, warranty or obligation set forth in this Agreement.

Article X
TERMINATION

10.1         Termination.

(a)                   This Agreement may, by notice given on or prior to the Closing Date, in the manner hereinafter provided, be terminated and abandoned at any time prior to the Closing Date:

(i)                                    by the Seller Parties if there has been a material misrepresentation or a material default or breach by Parent or Merger Sub with respect to its respective representations in this Agreement or in any ancillary document or the due and timely performance of any of Parent’s or Merger Sub’s respective covenants and agreements contained in this Agreement or in any ancillary document, and such misrepresentation, default or breach shall not have been cured within five (5) days after receipt by Parent or Merger Sub, as applicable, of notice specifying particularly such misrepresentation, default or breach;

(ii)                                   by Parent or Merger Sub if there has been a material misrepresentation or a material default or breach by any Seller Party with respect to any of their respective representations in this Agreement or in any ancillary document or the due and timely performance by any Seller Party of any of its respective covenants and agreements contained in this Agreement or in any ancillary document, and such misrepresentation, default or breach shall not have been cured within five (5) days after receipt by such Seller Party of notice specifying particularly such misrepresentation, default or breach;

(iii)                                  by mutual agreement of the Company and Parent;

(iv)                                  by Parent if Parent is not satisfied with the results of its review of, and the due diligence investigation with respect to, the matter or matters described in Appendix C;

(v)                                   by any Party if the Closing shall not have occurred on or before the seventy-fifth (75th) day after the date hereof; provided that the Party seeking to terminate this Agreement shall not because of its (and, in the case of the Company, any Stockholder’s) breach or violation of any representation, warranty or covenant contained herein have caused the Closing not to have occurred;

(vi)                                  by the Stockholder Representative, on the one hand, or by Parent, on the other hand, if Wachovia Bank, National Association, or Wachovia Capital Markets, LLC,

exercises the right under the commitment letter attached hereto as Exhibit G not to provide the “Facilities” (as defined therein) as a result of a material adverse effect on the business, properties, prospects, operations or condition (financial or otherwise) of Parent and its subsidiaries; or

(vii)                                 by the Stockholder Representative, on the one hand, or by Parent, on the other hand, if there shall be a final nonappealable order of a federal or state court in effect preventing the consummation of the transactions contemplated by this Agreement; or if there shall be any action taken, or any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the transactions by any Government Authority which would make the consummation of the transactions illegal.

(b)                   In the event of the termination of this Agreement pursuant to Section 10.1(a), (i) the Merger shall be abandoned and (ii) no Party shall have any continuing obligations to any other Party hereunder, except that the provisions of Article IX, this Article X and Article XI shall remain in full force and effect and survive any termination of this Agreement and each party shall remain liable for any breach of this Agreement prior to its termination.

Article XI
MISCELLANEOUS

11.1         Successors and Assigns.  This Agreement shall inure to the benefit of and be binding upon the Parties and their respective successors and assigns; provided, however, that the Company and the Stockholders may not make any assignment of this Agreement or any interest herein without the prior written consent of Parent.  Any such purported assignment without such prior written consent shall be void and of no force or effect.

11.2         Governing Law.  This Agreement shall in all respects be interpreted, construed and governed by and in accordance with the laws of the State of Delaware, without regard to its conflicts of laws principles.

11.3         Specific Performance.  Each Party acknowledges that the other Parties shall be irreparably harmed and that there shall be no adequate remedy at law for any violation by any of them of any of the covenants or agreements contained in this Agreement.  It is accordingly agreed that, in addition to, but not in lieu of, any other remedies which may be available upon the breach of any such covenants or agreements, each Party shall have the right to obtain injunctive relief to restrain a breach or threatened breach of, or otherwise to obtain specific performance of, the other Parties’ covenants and agreements contained in this Agreement.  Subject to Section 9.6, rights and remedies of the Parties under this Agreement shall be cumulative, and the exercise of one or more rights or remedies will not preclude the exercise of any other right or remedy available under this Agreement or applicable law.

11.4         Severability.  Each section, subsection and lesser section of this Agreement constitutes a separate and distinct undertaking, covenant and/or provision hereof.  In the event that any provision of this Agreement shall finally be determined to be unlawful, such provision shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect.

11.5         Amendment.  This Agreement may be amended, supplemented or modified only by execution of an instrument in writing signed by Parent, Merger Sub, the Company and the Stockholder Representative.

11.6         Waiver.  Any Party hereto may to the extent permitted by applicable Laws (i) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other Parties hereto contained herein or in any document delivered pursuant hereto, or (iii) waive compliance with any of the agreements of the other Parties hereto contained herein.  No such extension or waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party extending the time of performance or waiving any such inaccuracy or non-compliance.  No waiver by any Party of any term of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term of this Agreement on any future occasion.

11.7         Notices.  All notices, requests, consents, waivers and other communications required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given (i) if personally delivered, upon delivery or refusal of delivery; (ii) if mailed by registered or certified United States mail, return receipt requested, postage prepaid, upon delivery or refusal of delivery; or (iii) if sent by a nationally recognized overnight delivery service, upon delivery or refusal of delivery.  All notices, consents, waivers or other communications required or permitted to be given hereunder shall be addressed as follows:

(a)                   If to Parent:

SI International, Inc.

12012 Sunset Hills Road, Suite 800

Reston, Virginia  20190

Attention: Ted Dunn
James E. Daniel

Telephone:  (703) 234-7000

Facsimile:   (703) 234-7501

with a copy to:

Shaw Pittman LLP

1650 Tysons Boulevard, 14th Floor

McLean, Virginia 22102

Attention:      Lawrence T. Yanowitch

Telephone:  (703) 770-7900

Facsimile:   (703) 770-7901

(b)                   If to any Seller Party:

DFW Capital Partners, L.P.

Glenpointe Centre East, 5th Floor

300 Frank W. Burr Boulevard

Teaneck, New Jersey  07666

Attention:  Keith W. Pennell

Telephone:  (201) 836-2308

Facsimile:   (201) 836-5666

with a copy to:

Ropes and Gray LLP

45 Rockefeller Plaza

New York, New York  10111

Attention:  Merrill A. Ulmer, Esq.

Telephone: (212) 841-5791

Facsimile: (212) 841-5725

or at such other address or addresses as the Party addressed may from time to time designate in writing pursuant to notice given in accordance with this section.

11.8         Expenses.  Except as otherwise provided in Article IX, all costs and expenses of the Company and any Stockholder (including, without limitation, financial advisory fees, legal fees and expenses, broker and finder fees, and fees and expenses of accountants) incurred by the Company or any Stockholder in connection with the transactions contemplated hereby shall be borne by the Stockholders and all costs and expenses of Parent and Merger Sub (including, without limitation, financial advisory fees, legal fees and expenses, broker and finder fees, and fees and expenses of accountants) incurred by Parent or Merger Sub in connection with the transactions contemplated hereby shall be borne by Parent.

11.9         Arbitration.

(a)                   Except as set forth in Section 11.2, Section 11.3 and Section 11.9(c) hereof, any dispute, difference, controversy or claim arising in connection with or related or incidental to, or question occurring under, this Agreement or the subject matter hereof shall be finally settled under the Commercial Arbitration Rules (the “Rules”) of the American Arbitration Association (“AAA”), unless otherwise agreed, by an arbitral tribunal composed of three (3) arbitrators, at least one (1) of whom shall be an attorney experienced in corporate transactions, appointed by agreement of Parent and the Stockholder Representative in accordance with said Rules.  In the event Parent and the Stockholder Representative fail to agree upon a panel of arbitrators from the first list of potential arbitrators proposed by the AAA, the AAA will submit a second list in accordance with such Rules.  In the event Parent and the Stockholder Representative shall have failed to agree upon a full panel of arbitrators from such second list, any remaining arbitrators to be selected shall be appointed by the AAA in accordance with such

Rules.  If at the time of the arbitration Parent and the Stockholder Representative agree in writing to submit the dispute to a single arbitrator, such single arbitrator shall be appointed by agreement of Parent and the Stockholder Representative in connection with the foregoing procedure or failing such agreement by the AAA in accordance with such Rules.  All arbitrators shall be neutral arbitrators and subject to Rule 19 of the Rules.

(b)                   The arbitrators shall not have the authority to add to, detract from, or modify any provision hereof nor to award punitive damages to any injured Party.  A decision by a majority of the arbitrators shall be final, conclusive and binding.  The arbitrators shall deliver a written and reasoned award with respect to the dispute to each of the parties, who shall promptly act in accordance therewith.  Any arbitration proceeding shall be held in Alexandria, Virginia.

(c)                   The Parties hereby exclude any right of appeal to any court on the merits of the dispute.  The provisions of this Section 11.9 may be enforced in any court having jurisdiction over the award or any of the Parties or any of their respective assets, and judgment on the award (including without limitation equitable remedies) granted in any arbitration hereunder may be entered in any such court.  Nothing contained in this Section 11.9 shall prevent any Party from seeking injunctive or other equitable relief from any court of competent jurisdiction, without the need to resort to arbitration.

(d)                   In any arbitration hereunder, the holders of Company Stock and their respective successors shall be bound by any and all actions taken by the Stockholder Representative on their behalf pursuant to Section 2.3.  All communications or writings sent to the Stockholder Representative shall be deemed notice to all of the holders of Company Stock hereunder.

11.10       Complete Agreement.  This Agreement, those documents expressly referred to herein, including all exhibits and schedules hereto, and the other documents of even date herewith embody the complete agreement and understanding among the Parties and supersede and preempt any prior understandings, agreements or representation by or among the Parties, written or oral, which may have related to the subject matter herein.

11.11       Absence of Third Party Beneficiary Rights.  No provision of this Agreement is intended, nor will be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, Affiliate, stockholder (other than the rights expressly granted herein to the Stockholders and other holders of Company Stock), employee or partner of any Party hereto or any other Person (other than the continuing indemnification rights provided under Section 6.11(a) to Persons covered by Section 6.11(a) hereof).

11.12       Mutual Drafting.  This Agreement is the mutual product of the Parties, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of each of the Parties, and shall not be construed for or against any Party hereto.

11.13       Further Representations.  Each Party to this Agreement acknowledges and represents that it has been represented by its own legal counsel in connection with the transactions contemplated by this Agreement, with the opportunity to seek advice as to its legal rights from such counsel.  Each Party further represents that it is being independently advised as to the Tax or securities consequences of the transactions contemplated by this Agreement and is not relying on any representation or statements made by any other Party as to such Tax and securities consequences.

11.14       Gender.  Unless the context clearly indicates otherwise, where appropriate the singular shall include the plural and the masculine shall include the feminine or neuter, and vice versa, to the extent necessary to give the terms defined herein and/or the terms otherwise used in this Agreement the proper meanings.

11.15       Headings.  The headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

11.16       Counterparts.  This Agreement may be executed in two or more counterparts, each of which when executed and delivered shall be deemed an original and all of which, taken together, shall constitute the same agreement.  This Agreement shall become effective and enforceable upon the execution and delivery of counterparts by Parent, Merger Sub, the Company and DFW Capital Partners, L.P., a Delaware limited partnership.  This Agreement shall become effective and enforceable as to any Stockholder when a counterpart has been executed and delivered by such Stockholder, regardless of whether any other Stockholder has executed and delivered a counterpart hereto.  This Agreement and any document or schedule required hereby may be executed by facsimile signature, which shall be considered legally binding for all purposes.  Any holder of Company Stock and any holder of Company Stock Options who shall become a holder of Company Stock immediately prior to the Effective Time may become a party to this Agreement after the date hereof by executing and delivering a counterpart signature page to this Agreement, and upon such execution and delivery, this Agreement shall become effective and enforceable as to such holder as of the date hereof.

[Signatures appear on following pages.]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed as of the date first above written.

PARENT:

SI International, Inc.

By:	/s/ Ray J. Oleson
Name: Ray J. Oleson
Title: Chairman and Chief Executive Officer

By:	/s/ S. Bradford Antle
Name: S. Bradford Antle
Title: President and Chief Operating Officer

MERGER SUB:

Link Acquisition Corporation

By:	/s/ Ray J. Oleson
Name: Ray J. Oleson
Title: Chairman and Chief Executive Officer

By:	/s/ S. Bradford Antle
Name: S. Bradford Antle
Title: President and Chief Operating Officer

THE COMPANY:

MATCOM International Corp.

By:	/s/ Louis H. Ray
Name: Louis H. Ray
Title: President

STOCKHOLDERS:

DFW Capital Partners, L.P.
By: Capital Partners – GP, L.P. Its General Partner

By:	/s/ Keith W. Pennell
Name: Keith W. Pennell
Title: General Partner

WESTBURY EQUITY PARTNERS, L.P.
By: J.G. Fogg & Co., Incorporated Its General Partner

By:	/s/ James W. Schubauer II
Name: James W. Schubauer II
Title: President

/s/ James M. Clark, Jr.
James M. Clark, Jr.

James M. Clark, Jr. Trust U/A/D 5/9/86

By:	/s/ James M. Clark, Jr.
Name: James M. Clark, Jr.
Title: Trustee

James M. Clark, Jr. & Susanna L. Porter Children’s Trust

By:	/s/ Mary L. Porter
Name: Mary L. Porter
Title: Trustee

/s/ William H. Browne
William H. Browne

/s/ Charles R. Cherington
Charles R. Cherington

/s/ James W. Schubauer II
James W. Schubauer II

/s/ R. Scott Asen
R. Scott Asen

/s/ Gregory A. Beard
Gregory A. Beard

/s/ James S. Beard
James S. Beard

/s/ Jane C. Beard
Jane C. Beard

/s/ Stephen A. Beard
Stephen A. Beard

/s/ Clare E. Beard
Clare E. Beard

/s/ Naomi Ray
Naomi Ray

Asen and Co., Inc.

By:	/s/ R. Scott Asen
Name: R. Scott Asen
Title: Purchaser Representative

Dean Witter Reynolds C/F David V. Foster IRA

By:	/s/ R. Scott Asen
Name: R. Scott Asen
Title: Purchaser Representative

Woodmere Court Investments

By:	/s/ R. Scott Asen
Name: R. Scott Asen
Title: Purchaser Representative

Nicole Miller and Kim Taipale

By:	/s/ R. Scott Asen
Name: R. Scott Asen
Title: Purchaser Representative

/s/ Salvador Q. Lopez
Salvador Q. Lopez

/s/ Margaret J. Swearingen
Margaret J. Swearingen

/s/ Christopher J. McCarrick
Christopher J. McCarrick

/s/ Louise E. Johnson
Louise E. Johnson

/s/ Geoffrey F. Worden
Geoffrey F. Worden

Copia Capital LLC

By:	/s/ David C. Beck
Name: David C. Beck
Title: Manager

Matcom Partners LLC

By:	/s/ Alan P. Donenfeld
Name: Alan P. Donenfeld
Title: Manager

/s/ Louis H. Ray
Louis H. Ray

George Bernstein Family Trust

By:	/s/ George B. Bernstein
Name: George B. Bernstein
Title: Trustee

/s/ Ben Savidge
Ben Savidge

/s/ Denise Wilder
Denise Wilder

The appendices (except for Appendix A) and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  SI International, Inc. hereby undertakes to furnish supplementally to the Securities and Exchange Commission copies of any omitted appendices and exhibits upon request therefor by the Securities and Exchange Commission.

APPENDIX

Appendix A	Defined Terms

Appendix B-1	Balance Sheet Matters

Appendix B-2	Excluded AR

Appendix C	Diligence Review

EXHIBITS

Exhibit A	List of Stockholders

Exhibit B	Form of Parent Subordinated Note

Exhibit C	Form of Subordination Agreement

Exhibit D	Form of Escrow Agreement

Exhibit E-1	Form of Option Termination Agreement

Exhibit E-2	Form of Option Exercise Agreement

Exhibit E-3	Form of Warrant Purchase Agreement

Exhibit E-4	Form of Series B Option Purchase Agreement

Exhibit F	Form of Letter of Transmittal

Exhibit G	Form of Commitment Letter

Exhibit H-1	Form of Non-Competition Agreement for Executive Stockholders

Exhibit H-2	Form of Non-Competition Agreement for Principal Investor Stockholders

Exhibit H-3	Form of Non-Competition Agreement for Other Investor Stockholders

Exhibit I	Form of Opinion of Counsel

APPENDIX A

DEFINED TERMS

(1)           “AAA” has the meaning given to such term in Section 11.9(a).

(2)           “Accounting Firm” means an accounting firm mutually satisfactory to Parent and the Stockholder Representative.

(3)           “ACS” means American Capital Strategies, Ltd., a Delaware corporation, and/or any other holder of the ACS Warrants.

(4)           “ACS Closing Payment” means the percentage of the Closing Consideration or the dollar amount designated by the Company to the Parent in writing at least five (5) business days prior to the Closing necessary to satisfy the Company’s obligation to ACS under Section 1(a) of the ACS Warrant Purchase Agreement.

(5)           “ACS Escrow Payment” means the percentage of the Available Escrow Amount (as defined in the Escrow Agreement) designated by the Company to the Parent in writing at least five (5) business days prior to the Closing necessary to satisfy the Company’s obligation to ACS under Section 1(b) of the ACS Warrant Purchase Agreement.

(6)           “ACS Performance Payment” means the percentage of the aggregate amount of the Performance Payment actually due and payable by Parent in accordance with the terms hereof designated by the Company to the Parent in writing at least five (5) business days prior to the Closing necessary to satisfy the Company’s obligation to ACS under Section 1(c) of the ACS Warrant Purchase Agreement.

(7)           “ACS Warrants” means the Company Warrants issued by the Company to ACS Funding Trust I, or its assigns, as set forth on Schedule 3.4(c).

(8)           “ACS Warrant Purchase Agreement” has the meaning given to such term in Section 1.9(b).

(9)           “Affiliate” means, as to any Party, any Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Party, including any Person who would be treated as a member of a controlled group under Section 414 of the Code and any officer or director of such Party.  For purposes of this definition, an entity shall be deemed to be “controlled by” a Person if the Person possesses, directly or indirectly, power either to (i) vote ten percent (10%) or more of the securities (including convertible securities) having ordinary voting power or (ii) direct or cause the direction of the management or policies of such entity whether by contract or otherwise.  As to a Party who is a natural person, “Affiliate” means such Party’s spouse, parents, siblings and lineal descendants.  For the avoidance of doubt, from and after the Closing, Parent’s Affiliates shall include, without limitation, the Company.

(10)         “Agreement” has the meaning given to such term in the preamble.

(11)         “Aggregate Common Equivalents Merger Consideration” has the meaning given to such term in Section 1.6(a)(i).

(12)         “Aggregate Common Stock Merger Consideration” has the meaning given to such term in Section 1.6(a)(i).

(13)         “Aggregate Option Consideration” means the product of (A) the aggregate number of vested Company Stock Options outstanding immediately prior to the Effective Time (including any such Company Stock Options which are terminated pursuant to Option Termination Agreements and excluding any such Company

Stock Options which are exercised pursuant to Option Exercise Agreements), in each case giving effect to any acceleration of vesting which shall occur as a result of the Merger, multiplied by (B) the sum of (x) the Common Equivalents Merger Consideration, plus (y) the Common Equivalents Performance Payment.

(14)         “Aggregate Purchased Shares Consideration” means the product of (A) the aggregate number of Purchased Shares outstanding immediately prior to the Effective Time multiplied by (B) the sum of (x) the Common Equivalents Merger Consideration, plus (y) the Common Equivalents Performance Payment.

(15)         “Aggregate Preferred Stock Consideration” means the sum of the Aggregate Series A Preferred Stock Consideration, the Aggregate Series B Preferred Stock Consideration, the Aggregate Series C Preferred Stock Consideration, the Aggregate Series D-1 Preferred Stock Consideration and the Aggregate Series D-2 Preferred Stock Consideration.

(16)         “Aggregate Series A Preferred Stock Consideration” means, with respect to all issued and outstanding shares of the Company Series A Preferred Stock as of the Effective Time, the aggregate Liquidation Value (as such term is defined in the Company’s Amended and Restated Certificate of Incorporation) of such shares of the Company Series A Preferred Stock plus all accrued and unpaid dividends thereon.

(17)         “Aggregate Series B Preferred Stock Consideration” means the sum of (A) the amount paid by Merger Sub to the Series B Optionholders to acquire the Series B Option pursuant to the Series B Option Purchase Agreement, plus (B) the amount paid by Merger Sub to Louise E. Johnson to exercise such the Series B Option, which sum in the aggregate shall be equal to the aggregate Liquidation Value (as such term is defined in the Company’s Amended and Restated Certificate of Incorporation) of all issued and outstanding shares of the Company Series B Preferred Stock plus all accrued and unpaid dividends thereon.

(18)         “Aggregate Series C Preferred Stock Consideration” means, with respect to all issued and outstanding shares of the Company Series C Preferred Stock as of the Effective Time, the aggregate Liquidation Value (as such term is defined in the Company’s Amended and Restated Certificate of Incorporation) of such shares of the Company Series C Preferred Stock plus all accrued and unpaid dividends thereon (or, with respect to any such shares converted into Company Common Stock, solely such accrued and unpaid dividends).

(19)         “Aggregate Series D-1 Preferred Stock Consideration” means, with respect to all issued and outstanding shares of the Company Series D-1 Preferred Stock as of the Effective Time, the aggregate Liquidation Value (as such term is defined in the Company’s Amended and Restated Certificate of Incorporation) of such shares of the Company Series D-1 Preferred Stock plus all accrued and unpaid dividends thereon (or, with respect to any such shares converted into Company Common Stock, solely such accrued and unpaid dividends).

(20)         “Aggregate Series D-2 Preferred Stock Consideration” means, with respect to all issued and outstanding shares of the Company Series D-2 Preferred Stock as of the Effective Time, the aggregate Liquidation Value (as such term is defined in the Company’s Amended and Restated Certificate of Incorporation) of such shares of the Company Series D-2 Preferred Stock plus all accrued and unpaid dividends thereon.

(21)         “Applicable Aggregate Preferred Stock Consideration”, with respect to any share of Company Preferred Stock, means the Aggregate Series A Preferred Stock Consideration, the Aggregate Series B Preferred Stock Consideration, the Aggregate Series C Preferred Stock Consideration, the Aggregate Series D-1 Preferred Stock Consideration or the Aggregate Series D-2 Preferred Stock Consideration as applicable to such share.

(22)         “Available Escrow Amount” has the meaning given to such term in Section 5.1 of the Escrow Agreement.

(23)         “Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries at September 30, 2003.

(24)         “Balance Sheet Date” means the date of the Balance Sheet.

(25)         “Benefit Plans” has the meaning given to such term in Section 3.8(a).

(26)         “Buyer Disclosure Schedule” has the meaning given to such term in the introductory paragraph of Article V.

(27)         “Buyer Indemnified Party” means Parent, Merger Sub and, after the Closing, the Surviving Corporation, and their respective officers, directors, employees, stockholders, assigns, successors and Affiliates.

(28)         “Certificate of Merger” has the meaning given to such term in Section 1.2.

(29)         “Certificates” has the meaning given to such term in Section 1.10(a).

(30)         “Closing” means the closing of the transactions contemplated by this Agreement.

(31)         “Closing Adjustments” has the meaning given to such term in Section 1.12(a).

(32)         “Closing Balance Sheet” has the meaning given to such term in Section 1.12(a).

(33)         “Closing Consideration” means Fifty-Eight Million Four Hundred Thirty Thousand] Dollars ($58,430,000), as adjusted pursuant to Article I.

(34)         “Closing Date” means the date on which the Closing occurs.

(35)         “Closing Working Capital” means the amount by which the book value of the total consolidated current assets of the Company and its Subsidiaries (excluding cash) exceeds the book value of the total consolidated current liabilities of the Company and its Subsidiaries (excluding Indebtedness for Borrowed Money), in each case determined as of the Closing Date on a post-Closing basis in accordance with GAAP and consistent with the principles, policies, estimates and procedures used in preparing the Balance Sheet, except as set forth in Appendix B-1.  In the event that the book value of the cash of the Company and its Subsidiaries is a negative number as of the Closing Date, such cash shall not be excluded for purposes hereof.

(36)         “Closing Working Capital Deficit” has the meaning given to such term in Section 1.12(a).

(37)         “COBRA” means Section 4980B of the Code, Part 6 of Title I of ERISA, similar provisions of state law and applicable regulations relating to any of the foregoing.

(38)         “Code” means the Internal Revenue Code of 1986, as amended.

(39)         “Common Equivalents Merger Consideration” means (A) the Aggregate Common Equivalents Merger Consideration divided by (B) the sum of the Fully Diluted Share Number plus the aggregate number of vested Company Stock Options outstanding immediately prior to the Effective Time (including any such Company Stock Options which are terminated pursuant to Option Termination Agreements and including any such Company Stock Options which are exercised pursuant to Option Exercise Agreements), in each case giving effect to any acceleration of vesting which shall occur as a result of the Merger, plus the aggregate number of Purchased Shares.

(40)         “Common Equivalents Performance Payment” means (A) the amount of the maximum potential Performance Payment (or, at the election of the Board of Directors of the Company, up to 35% less than the maximum potential Performance Payment, as determined in good faith by the Board of Directors of the Company with the consent of Parent, not to be unreasonably withheld, and as reflected in the Option Termination

Agreements contemplated hereby) divided by (B) the sum of the Fully Diluted Share Number plus the aggregate number of vested Company Stock Options outstanding immediately prior to the Effective Time (including any such Company Stock Options which are terminated pursuant to Option Termination Agreements and including any such Company Stock Options which are exercised pursuant to Option Exercise Agreements), in each case giving effect to any acceleration of vesting which shall occur as a result of the Merger, plus the aggregate number of Purchased Shares.

(41)         “Common Stock Consideration” has the meaning given to such term in Section 1.6(a)(i).

(42)         “Company” has the meaning given to such term in the preamble.

(43)         “Company Class A Common Stock” means the Class A Common Stock, par value $.01 per share, of the Company.

(44)         “Company Class B Nonvoting Common Stock” means the Class B Nonvoting Common Stock, par value $.01 per share, of the Company.

(45)         “Company Common Stock” means the Company Class A Common Stock and the Company Class B Nonvoting Common Stock.

(46)         “Company Employees” has the meaning given to such term in Section 3.9(a).

(47)         “Company Intellectual Property Rights” means the Intellectual Property Rights used in the conduct of the business of the Company or any Subsidiary.

(48)         “Company Preferred Stock” means the Company Series A Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock, the Company Series D-1 Preferred Stock and the Company Series D-2 Preferred Stock.

(49)         “Company Series A Preferred Stock” means the Series A Senior Redeemable Preferred Stock, par value $.01 per share, of the Company.

(50)         “Company Series B Preferred Stock” means the Series B Senior Convertible Preferred Stock, par value $.01 per share, of the Company.

(51)         “Company Series C Preferred Stock” means the Series C Junior Convertible Preferred Stock, par value $.01 per share, of the Company.

(52)         “Company Series D-1 Preferred Stock” means the Series D-1 Senior Redeemable Convertible Preferred Stock, par value $.01 per share, of the Company.

(53)         “Company Series D-2 Preferred Stock” means the Series D-2 Senior Redeemable Preferred Stock, par value $.01 per share, of the Company.

(54)         “Company Stock” means the Company Common Stock and the Company Preferred Stock.

(55)         “Company Stock Options” has the meaning given to such term in Section 1.9(a).

(56)         “Company Warrants” has the meaning given to such term in Section 1.9(b).

(57)         “Contract” means any note, bond, mortgage, contract, license, lease, sublease, covenant, commitment, power of attorney, proxy, indenture, purchase and sale orders, or other agreement or arrangement, oral or written, to which the Company or any Subsidiary is a party or by which the Company, any Subsidiary or any of their respective assets or property is bound.

(58)         “DGCL” has the meaning given to such term in the recitals.

(59)         “Damages” means all Liabilities, losses, claims, damages, punitive damages, causes of actions, lawsuits, administrative proceedings (including informal proceedings), investigations, audits, demands, assessments, adjustments, judgments, settlement payments, deficiencies, penalties, fines, Taxes, interest (including interest from the date of such damages) and costs and expenses (including, without limitation, reasonable attorneys’ fees and disbursements of every kind, nature and description).

(60)         “Dissenting Share” has the meaning given to such term in Section 1.6(e).

(61)         “Dissenting Stockholder” has the meaning given to such term in Section 1.6(e).

(62)         “Effective Time” has the meaning given to such term in Section 1.2.

(63)         “Employee Pension Benefit Plan” has the meaning set forth in Section 3(2) of ERISA.

(64)         “Employee Welfare Benefit Plan” has the meaning set forth in Section 3(1) of ERISA.

(65)         “Encumbrance” means any claim, lien, pledge, assignment, option, charge, easement, security interest, right-of-way, encumbrance, mortgage or other right (including, without limitation, with respect to any shares of Company Stock, any preemptive right, right of first refusal, put, call or other restriction on transfer).

(66)         “End-User Licenses” has the meaning given to such term in Section 3.18(d).

(67)         “Environment” means navigable waters, waters of the contiguous zone, ocean waters, natural resources, surface waters, ground water, drinking water supply, land surface, subsurface strata, ambient air, both inside and outside of buildings and structures, man-made buildings and structures, and plant and animal life on earth.

(68)         “Environmental Laws” means all Laws relating to pollution, protection of the Environment, public or worker health and safety, or the emission, discharge, release or threatened release of pollutants, contaminants or industrial, medical, toxic or hazardous substances or wastes into the Environment or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or industrial, medical, toxic or hazardous substances or wastes, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC Section 9601 et seq., the Resource Conservation and Recovery Act, 42 USC Section 6901 et seq., the Toxic Substances Control Act, 15 USC Section 2601 et seq., the Federal Water Pollution Control Act, 33 USC Section 1251 et seq., the Clean Air Act, 42 USC Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC Section 121 et seq., the Occupational Safety and Health Act, 29 USC Section 651 et seq., the Asbestos Hazard Emergency Response Act, 15 USC Section 2601 et seq., the Safe Drinking Water Act, 42 USC Section 300f et seq., the Oil Pollution Act of 1990 and analogous state acts.

(69)         “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(70)         “ERISA Affiliate” means each Person which, within any time during the past six (6) years, is or was required to be treated as a single employer with the Company or its current or former Subsidiaries under Section 414 of the Code or Sections 4001(a)(1) or 4001(b)(1) of ERISA.

(71)         “Escrow Agent” has the meaning given to such term in Section 1.8.

(72)         “Escrow Agreement” has the meaning given to such term in Section 1.8.

(73)         “Escrow Deposit” has the meaning given to such term in Section 1.8.

(74)         “Escrowed Funds” has the meaning given to such term in Section 1.2 of the Escrow Agreement.

(75)         “Estimated Closing Balance Sheet” has the meaning given to such term in Section 1.11(a).

(76)         “Estimated Closing Adjustment” has the meaning given to such term in Section 1.11(b).

(77)         “Estimated Working Capital” means the amount by which the book value of the total consolidated current assets of the Company and its Subsidiaries (excluding cash) exceeds the book value of the total consolidated current liabilities of the Company and its Subsidiaries (excluding Indebtedness for Borrowed Money), in each case determined as of the Closing Date on a post-Closing basis in accordance with GAAP and consistent with the principles, policies, estimates and procedures used in preparing the Balance Sheet, except as set forth in Appendix B-1 hereto.  In the event that the book value of the cash of the Company and its Subsidiaries is a negative number as of the Closing Date, such cash shall not be excluded for purposes hereof.

(78)         “Estimated Working Capital Deficit” has the meaning given to such term in Section 1.11(b).

(79)         “Excluded AR” means the accounts receivable of the Company or any of its Subsidiaries as set forth on Appendix B-2 hereto.

(80)         “Executive Bonus Payments” means the payments to be made by the Company pursuant to the Retention Bonus Offers, dated on or about September 1, 2003, made by the Company to each of Louis H. Ray, Denise Wilder and Junji Takahashi.

(81)         “Facilities” has the meaning given to such term in Section 3.11(a).

(82)         “Financial Statements” means the Year-End Financials and the Interim Financials.

(83)         “FIRPTA” means the Foreign Investment and Real Property Tax Act of 1980, as amended.

(84)         “Fully Diluted Share Number” has the meaning given to such term in Section 1.6(a)(i).

(85)         “GAAP” means United States generally accepted accounting principles, consistently applied.

(86)         “Government” means any agency or instrumentality of the United States of America or any state or territory or subdivision thereof and any agency or instrumentality of any of the foregoing.

(87)         “Government Authority” means any nation or government, any state or other instrumentality or political subdivision thereof (including any county or city), and any entity exercising executive, legislative, judicial, military, regulatory or administrative functions of or pertaining to government.

(88)         “Government Bid” means a bid, tender or proposal which, if accepted, would result in a Government Contract.

(89)         “Government Contract” means any Contract, including an individual task order, delivery order, purchase order or blanket purchase agreement, between the Company or any Subsidiary and the Government or any other Government Authority, as well as any subcontract or other arrangement by which (i) the Company or any Subsidiary has agreed to provide goods or services to a prime contractor, to a Government Authority or to a higher-tier subcontractor, or (ii) a subcontractor or vendor has agreed to provide goods or services to the Company or any Subsidiary, where, in either event, such goods or services ultimately will benefit or be used by a Government Authority, including any closed Contract or subcontract as to which the right of the Government or a higher-tier contractor to review, audit or investigate has not expired.

(90)         “Hazardous Substance” means any toxic waste, pollutant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or waste, petroleum or petroleum-derived substance or waste, radioactive substance or waste, or any constituent of any such substance or waste, or any other substance regulated under or defined by any Environmental Law.

(91)         “HIPAA” means Subtitle K of the Code, Part 7 of Title I of ERISA, Part C of Subchapter XI of Chapter 7 of Title 42 of the United States Code, as amended, similar provisions of state Law and applicable regulations relating to any of the foregoing.

(92)         “Indebtedness for Borrowed Money” has the meaning given to such term in Section 1.11(b).

(93)         “Indemnified D&Os” has the meaning given to such term in Section 6.11(a).

(94)         “Indemnified Party” means Buyer Indemnified Party or Seller Indemnified Party, as the case may be.

(95)         “Intellectual Property Rights” means all (i) patents, patent applications and patent disclosures, (ii) trademarks (whether registered or unregistered), service marks, trade dress, trade names, logos, domain names and corporate names and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof, together with all authors’ and moral rights, (iv) mask works and registrations and applications for registration thereof, (v) computer software (including, without limitation, source code, object code, macros, scripts, objects, routines, modules and other components), data, data bases and documentation thereof, (vi) trade secrets and other confidential information (including, without limitation, ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, products, processes, techniques, methods, research and development information and results, drawings, specifications, designs, plans, proposals, technical data, marketing plans and customer, prospect and supplier lists and information), (vii) other intellectual property rights, (viii) “technical data” as defined in 48 Code of Federal Regulations, Chapter 1, and (ix) copies and tangible embodiments thereof (in whatever form or medium).

(96)         “Interim Financials” means the Balance Sheet and the unaudited consolidated statements of income, cash flows and retained earnings of the Company and its Subsidiaries for the six (6)-month period ended September 30, 2003.

(97)         “IRS” means the Internal Revenue Service or any successor agency thereto.

(98)         “Laws” means all laws, statutes, ordinances, rules and regulations of any Government Authority, including all orders, judgments, injunctions, awards, decisions or decrees of any court having effect of law.

(99)         “Letter of Transmittal” has the meaning given to such term in Section 1.10(a).

(100)       “Liability” or “Liabilities” means, without limitation, any direct or indirect liability, indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, either accrued, absolute, contingent, mature, unmature or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

(101)       “Material Adverse Effect” means any effect, event or change which, individually or in the aggregate, has or could reasonably be expected to have a material adverse effect on (i) the operations, assets, the business or the condition (financial or otherwise), properties, Liabilities, reserves, working capital, earnings or relations with customers, suppliers, distributors, employees or regulators, or (ii) the right or ability to consummate the transactions contemplated hereby, in each case other than an adverse effect arising out of any of the following: (A) an adverse change generally affecting the industry in which the Company and its Subsidiaries operate and not specifically relating to the Company or any Subsidiary, (B) an adverse change generally affecting the capital markets, (C) the public announcement of this Agreement or (D) changes in GAAP.

(102)       “Material Contract” means each Contract of the Company or any Subsidiary in effect as of the date of this Agreement to which the Company or any Subsidiary is a party or which affects the Company or any Subsidiary or their respective businesses or assets, (i) with a dealer, broker, sales agency, advertising agency or other Person engaged in sales or promotional activities; (ii) which could require aggregate payments by or to the Company or any Subsidiary, or involve an unperformed commitment or services having a value, in excess of $100,000; (iii) pursuant to which the Company or any Subsidiary has made or will make loans or advances, or has or will incur debts or become a guarantor or surety or pledged its credit on or otherwise become responsible with respect to any undertaking of another; (iv) which is an indenture, credit agreement, loan agreement, note, mortgage, security agreement, lease of real property or personal property or agreement for financing; (v) involving a partnership, joint venture or other cooperative undertaking; (vi) involving restrictions relating to the Company or any Subsidiary or their respective businesses with respect to the geographical area of operations or scope or type of business of the Company or any Subsidiary or the Company’s or any Subsidiary’s right to hire or solicit any Person as an employee, consultant or independent contractor; (vii) which is a power of attorney or agency agreement or written arrangement with any Person pursuant to which such Person is granted the authority to act for or on behalf of the Company, any Subsidiary or any stockholder of the Company or any Subsidiary, (viii) with respect to which the requirements for performance extend beyond one (1) year from the date of this Agreement; (ix) which contains warranties with respect to the products manufactured and/or sold or licensed by the Company or any Subsidiary (including the Products) other than those warranties expressly made in the literature accompanying such products; (x) which provides for the acquisition, directly or indirectly (by merger or otherwise), of material assets (whether tangible or intangible) or the capital stock of another Person; (xi) which is an employment, consulting or professional advisor agreement; (xii) which cannot be terminated without penalty or payment on less than ninety (90) days’ notice; (xiii) which involves the sale, issuance or repurchase of any capital stock or securities of the Company or any Subsidiary or the securities of any other Person; (xiv) with the Government or any Government Authority; (xv) which requires the consent of any other party thereto or triggers a change-of-control provision therein, in each case in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby; or (xvi) which is not made in the ordinary course of business and which is to be performed at or after the date of this Agreement.

(103)       “Merger” has the meaning given to such term in the recitals.

(104)       “Merger Consideration” has the meaning given to such term in Section 1.6(a).

(105)       “Merger Sub” has the meaning given to such term in the preamble.

(106)       “Merger Sub Common Stock” means the Common Stock, par value $.01 per share, of Merger Sub.

(107)       “Non-Ordinary Course Liabilities” has the meaning given to such term in Section 1.11(b).

(108)       “Option Plan” means the Company’s Stock Option and Restricted Stock Purchase Plan.

(109)       “Parent” has the meaning given to such term in the preamble.

(110)       “Parent Subordinated Note” has the meaning given to such term in Section 1.7(d).

(111)       “Party” and “Parties” have the meaning given to such terms in the preamble.

(112)       “Pension Plans” has the meaning given to such term in Section 3.8(a).

(113)       “Performance Payment” has the meaning given to such term in Section 1.7(a).

(114)       “Permitted Encumbrances” means any Encumbrance which (a) is a mechanic’s lien or materialman’s lien which arises in the ordinary course of business consistent with past practice, (b) is for Taxes not yet due and payable or is being contested in good faith by appropriate proceedings (and which is fully reserved against on the Balance Sheet and described on Schedule 3.11) and (c) is a purchase money lien or lien securing rental payments under capital lease arrangements (and which is fully reserved against on the Balance Sheet and described on Schedule 3.11).

(115)       “Person” means any person, limited liability company, partnership, trust, unincorporated organization, corporation, association, joint stock company, business, group, Government, Government Authority or other entity.

(116)       “Post-Closing Adjustment” has the meaning given to such term in Section 1.12(d).

(117)       “Principal Stockholders” means DFW Capital Partners, L.P., Westbury Equity Partners, L.P., James M. Clark Jr., R. Scott Asen, Geoffrey F. Worden, Copia Capital LLC, MATCOM Partners, LLC, Louis H. Ray, Junji Takahashi and Denise Wilder.

(118)       “Product” means any software, hardware or firmware now or within the past four (4) years offered for sale or license by the Company or any Subsidiary, together with all user documentation, data, scripts, macros, modules and other files and information supplied, sold or licensed with such software, hardware and firmware.

(119)       “Prohibited Transaction” has the meaning set forth in ERISA Section 406 and Section 4975 of the Code.

(120)       “Pro Rata Escrow Amount” means an amount per share of Company Stock payable pursuant to the Escrow Agreement equal to (i) the residual amount of the Escrowed Funds (less the Wachovia Escrow Payment, the ACS Escrow Payment, any fees, expenses and other amounts due to the Escrow Agent or the Stockholder Representative, any other transaction fees and expenses of the Company or any of its stockholders related to the Merger and the transactions contemplated hereby, any amounts that Parent reasonably determines are required to be withheld under the Code or any Tax Law from such payments with respect to wages and the amount of the employer’s share of Taxes that Parent reasonably determines are required to be paid with respect to such wages) divided by (ii) the sum of the number of shares of Company Common Stock outstanding immediately prior to the Effective Time (including the Purchased Shares), plus the aggregate number of vested Company Stock Options outstanding immediately prior to the Effective Time (including any such Company Stock Options which are terminated pursuant to Option Termination Agreements and including any such Company Stock Options which are exercised pursuant to Option Exercise Agreements), in each case giving effect to any acceleration of vesting which shall occur as a result of the Merger.

(121)       “Pro Rata Performance Payment” means an amount per share of Company Stock payable pursuant to Section 1.7 equal to (i) the aggregate amount of the Performance Payment actually due and payable by Parent in accordance with the terms hereof and, as applicable, the Parent Subordinated Note (less the Wachovia Performance Payment, the ACS Performance Payment, any fees, expenses and other amounts due to the Stockholder Representative and any other transaction fees and expenses of the Company or any of its stockholders related to the Merger and the transactions contemplated hereby, which are paid out of the Performance Payment) divided by (ii) the sum of the number of shares of Company Common Stock outstanding immediately prior to the Effective Time (excluding the Purchased Shares), plus the number of shares of Company Common Stock issued upon exercise of

Company Stock Options pursuant to Option Exercise Agreements.

(122)       “Purchased Shares” means any shares of Company Common Stock acquired, pursuant to the exercise of a Company Stock Option, with a Restricted Stock Note or otherwise, by a Person who Parent reasonably determines is not an “accredited investor” (as such term is defined in Regulation D of the Securities Act).

(123)       “Purchased Shares Consideration” means, with respect to any holder of Purchased Shares, (A) an amount equal to the aggregate number of Purchased Shares held by such holder multiplied by the sum of the Common Equivalents Merger Consideration and the Common Equivalents Performance Payment, which amount shall be payable in cash at the Closing by check or wire transfer, and (B) an amount equal to the aggregate number of Purchased Shares held by such holder multiplied by the Pro Rata Escrow Amount, which amount shall be payable in accordance with the Escrow Agreement.

(124)       “Qualified Accounts Payable” means any account payable of the Company or any of its Subsidiaries not paid at or before the Closing which has been outstanding for more than thirty (30) days or which is overdue in accordance with the payment terms thereof.

(125)       “Related Party” means any Seller Party, any Affiliate of any Seller Party, any officer, director, employee, stockholder or Affiliate of the Company or any Subsidiary, any individual related by blood, marriage or adoption to any of the foregoing individuals or any entity in which any such Person or individual owns any beneficial interest.

(126)       “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into, onto or through the indoor or outdoor Environment or into, through or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, ground water or property.

(127)       “Representatives” has the meaning given to such term in Section 6.4.

(128)       “Required Vote” has the meaning given to such term in Section 3.2.

(129)       “Restricted Stock Notes” has the meaning given to such term in Section 1.9(c).

(130)       “Revenue Statement” has the meaning given to such term in Section 1.7(b).

(131)       “Rules” has the meaning given to such term in Section 11.9(a).

(132)       “SDB” has the meaning given to such term in Section 3.15(k).

(133)       “Securities Act” means the Securities Act of 1933, as amended.

(134)       “Security Clearance” has the meaning given to such term in Section 3.15(l).

(135)       “Selected Performance Contracts” means (i) the Government Contracts being performed by the Company or any Subsidiary as of the execution date of this Agreement and listed on Schedule 3.15(a), including all extensions, amendments, renewals, expansions or continuations thereof under the same contract number, and (ii) all specific potential opportunities for Government Contracts that have not been awarded as of the execution date of this Agreement but may be awarded during the period from January 1, 2004 through December 31, 2004, and specifically identified on Schedule 1.7.

(136)       “Seller Disclosure Schedule” has the meaning given to such term in the introductory paragraph of Article III.

(137)       “Seller Indemnified Party” means each Stockholder, and their respective officers, directors, employees, stockholders, assigns, successors and Affiliates.

(138)       “Seller Party” and “Seller Parties” have the meaning given to such terms in the preamble.

(139)       “Series B Option” means the option to purchase the issued and outstanding shares of Company Series B Preferred Stock pursuant to the Option Agreement, dated October 4, 2001, among Louise E. Johnson, Alvin T. Johnson and the Series B Optionholders.

(140)       “Series B Optionholders” means DeMuth, Folger & Wetherill II, L.P. and Donald F. DeMuth.

(141)       “Stockholders” has the meaning given to such term in the preamble.

(142)       “Stockholder Representative” has the meaning given to such term in Section 2.3(a).

(143)       “Subordination Agreement” has the meaning given to such term in Section 1.7(e).

(144)       “Subsidiary” or “Subsidiaries” means any corporation, partnership, joint venture or other legal entity of which the Company (either alone or through or together with any other Subsidiary), owns, directly or indirectly, sufficient amounts of the stock or other equity securities entitling it or another Subsidiary to vote for the election of at least a majority of the board of directors or other governing body of such corporation or other legal entity.

(145)       “Surviving Corporation” has the meaning given to such term in Section 1.1.

(146)       “Target Working Capital” means Nine Million Five Hundred Fifty Thousand Seven Hundred Ninety-Three Dollars ($9,550,793).

(147)       “Targeted Incremental Annual Revenue” has the meaning given to such term in Section 1.7(a).

(148)       “Tax” or “Taxes” means all federal, state, local, foreign or other tax of any kind whatsoever, including, without limitation, all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, unclaimed property, escheat, sales, use, transfer, registration, alternative or add-on minimum, or estimated tax, and including any interest, penalty or addition thereto, whether disputed or not.

(149)       “Tax Return” means any report, return, statement, claim for refund, election, declaration or other information statement with respect to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

(150)       “Third Party Intellectual Property Rights” means any Company Intellectual Property Rights specifically designated as not owned by the Company or any Subsidiary on Schedule 3.18(b).

(151)       “Total Incremental Annual Revenue” has the meaning given to such term in Section 1.7(a).

(152)       “Wachovia Closing Payment” means 1.3% of the Closing Consideration, or $759,590.

(153)       “Wachovia Escrow Payment” means 1.6% of the Available Escrow Amount (as defined in the Escrow Agreement).

(154)       “Wachovia Performance Payment” means 2.75% of the aggregate amount of the Performance Payment actually due and payable by Parent in accordance with the terms hereof.

(155)       “Welfare Plans” has the meaning given to such term in Section 3.8(a).

(156)       “WOSB” has the meaning given to such term in Section 3.15(k).

(157)       “Written Consent” has the meaning given to such term in Section 6.12(a).

(158)       “Year-End Financials” means the audited consolidated balance sheets of the Company and its Subsidiaries and the audited consolidated statements of income, cash flow and retained earnings of the Company and its Subsidiaries at and for the fiscal years ended March 31, 2001, 2002 and 2003.

SI International, Inc.

12012 Sunset Hills Road, Suite 800

Reston, Virginia  20190

January 21, 2004

DFW Capital Partners, L.P.

Glenpointe Centre East, 5th Floor

300 Frank W. Burr Boulevard

Teaneck, New Jersey  07666

Attention:  Keith W. Pennell, General Partner

Matcom International Corp.

5285 Shawnee Road, Suite 400

Alexandria, Virginia 22312

Attention:  Lou Ray, President

Re:          First Amendment (“First Amendment”) to Agreement and Plan of Merger

Dear Messrs. Pennell and Ray:

This First Amendment amends the Agreement and Plan of Merger, dated as of December 17, 2003 (the “Merger Agreement”), by and among SI International, Inc., a Delaware corporation (“Parent”), Link Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (the “Merger Sub”), MATCOM International Corp., a Delaware corporation (the “Company”), and the stockholders of the Company.  All capitalized terms used herein and not otherwise defined shall have the respective meanings given to such terms in the Merger Agreement.

1.             Options Not Terminated Prior to Closing.  Pursuant to Section 7.14 of the Merger Agreement, all obligations of Parent and Merger Sub under the Agreement are subject to the fulfillment and satisfaction of the condition precedent that each Company Stock Option shall have been exercised or terminated pursuant to an Option Termination Agreement or an Option Exercise Agreement.

The Company and the Stockholder Representative hereby represent and warrant to Parent and Merger Sub as follows: (a) the Company Stock Options held by William J. Hill (“Mr. Hill”), who holds options to purchase up to 12,500 shares of the Company Common Stock, are the only Company Stock Options that have not been terminated or exercised pursuant to an Option Termination Agreement or Option Exercise Agreement; (b) the Company Stock Options held by Mr. Hill have been canceled by the Board of Directors of the Company in accordance with the Company Stock Option Plan; (c) the sole amount due to Mr. Hill by the Company and/or its subsidiaries with respect to the Company Stock Options is $27,346 in cash; and (d) Mr. Hill has no other right or interest in or to any other Merger Consideration, including without limitation the Escrowed Funds or the Performance Payment.  Parent and Merger Sub agree to pay such amounts to Mr. Hill as soon as reasonably practicable after the Closing.  The Company, the Stockholder Representative, Parent and Merger Sub agree that for all purposes under the Merger Agreement the Company Stock Options held by Mr. Hill shall be deemed to have been cancelled on Tuesday, January 20. 2004.  The Company, the Stockholder Representative, Parent and Merger Sub agree that for purposes of Section 1.11(b)(ii) the $27,346 payment to Mr. Hill shall be deemed to be “compensation provided or payable to employees or consultants of the Company or any Subsidiary in connection with the Merger.”

2.             Satisfaction of Matcom’s Indebtedness.  Pursuant to Section 7.16(g) of the Merger Agreement, all obligations of Parent and Merger Sub under the Agreement are subject to the fulfillment and satisfaction of the condition precedent that Citizens Bank of Pennsylvania (“Citizens”), American Capital Financial Services, Inc. (“ACFS”) and all other creditors of the Company or any Subsidiary shall have delivered to the Company full written releases, to the reasonable satisfaction of Parent, of all Liabilities and Encumbrances arising from, relating to or securing any indebtedness for borrowed money of the Company or any Subsidiary.  The Company and the Stockholder Representative hereby represent and warrant to Parent and Merger Sub that the payoff letter, dated January 21, 2004 (the “Citizens Payoff Letter”), delivered by Citizens and the payoff letter, dated January 20, 2004, delivered by ACFS (together with the Citizens Payoff Letter, the “Payoff Letters”), shall fully release all Liabilities and Encumbrances arising from, relating to or securing any indebtedness for borrowed money of the Company or any Subsidiary upon payment of the amounts set forth in the Payoff Letters, except for certain indemnity obligations of the Company or its Subsidiaries which survive the Closing as referenced in the Payoff Letters.

3.             Waiver.  Parent hereby waives any breach of Section 6.2 of the Merger Agreement with respect to the accelerated payment of the Thrift accounts receivable to the Company in the amount of $1.24 million on Friday, January 16, 2004.

4.             Undelivered Third Party Consents.  Pursuant to Section 7.16(l) of the Merger Agreement, all obligations of Parent and Merger Sub under the Agreement are subject to the fulfillment and satisfaction of the condition precedent that the Company shall have delivered to Parent all consents, licenses, permits and approvals as set forth on Schedule 3.3, each as required in connection with the execution, delivery, performance, validity and enforceability of the Merger Agreement and the continued conduct of the business of the Company and its Subsidiaries as conducted or proposed to be conducted as of the Closing.  The Company and the Stockholder Representative hereby represent and warrant to Parent and Merger Sub that the following consents (the “Undelivered Consents”) are the only consents set forth on Schedule 3.3 which have not been delivered to Parent: (a) Lease, dated October 1, 2003, between FBEC Westland One, L.P. and MCC and (b) Teaming Agreement, dated September 18, 2003, between Science Applications International Corporation and the Company’s Subsidiary.

5.             Matcom 401k Plan.  Section 6.15 of the Merger Agreement is hereby amended by

2

deleting it in its entirety and inserting in lieu thereof the following words:

“6.15       Matcom 401(k) Plan.  The Company shall take corporate action to terminate the Matcom 401(k) Plan (the “Matcom 401(k) Plan”), contingent on the Closing, effective on the day immediately preceding the Closing Date (such day hereinafter referred to as the Matcom 401(k) Plan’s “Termination Date”).  The Parties agree that no contributions shall be made to the Matcom 401(k) Plan for compensation paid on or after the Termination Date, provided, however, that the Matcom 401(k) Plan shall continue to permit loans, loan repayments and distributions until the Matcom 401(k) Plan begins to process final liquidating distributions after receipt of a favorable determination letter from the IRS with respect to the Matcom 401(k) Plan’s tax qualified status.  Parent has notified the Company that it intends to have Materials, Communications and Computers, Inc., the Company’s Subsidiary employing the Company’s employees, adopt the Parent’s 401(k) plan and withhold contributions from employee compensation beginning with the next regular pay date following the Closing Date, and to timely remit such withheld amounts to Parent’s 401(k) plan.  Parent agrees that it will assume all liability for any such withholding and for any actions it may take with any funds withheld from employees of the Company following the Closing Date.

6.             Revolving Credit Facility with Citizens.  The Company and the Stockholder Representative hereby represent and warrant to Parent and Merger Sub that, at 9:00 a.m. (EST) on Wednesday, January 21, 2004 (the “Cut-Off Time”), the Company’s revolving credit facility obtained from Citizens, as Agent under the Business Loan and Security Agreement, dated as of March 1, 1999 (as amended, modified and restated), had an outstanding balance equal to the amount set forth in the Citizens Payoff Letter and that thereafter no further borrowings, advances or other indebtedness have been or may be incurred thereunder.

7.             Closing Cash Position.  The Company, the Stockholder Representative, Parent and Merger Sub agree that the following amendments shall be made to the Merger Agreement:

a.             Section 1.12(a) of the Merger Agreement is hereby amended by deleting the first sentence thereof, and inserting in lieu thereof the following:

“Within seventy-five (75) days following the Closing Date, the Surviving Corporation shall furnish the Stockholder Representative with a balance sheet as of the Closing Date on a post-Closing basis (the “Closing Balance Sheet”) prepared in accordance with GAAP and consistent with the principles and procedures used in preparing the Balance Sheet, except as set forth on Appendix B-1, which shall set forth the Closing Cash Position, Indebtedness for Borrowed Money, Non-Ordinary Course Liabilities and Closing Working Capital Deficit (collectively the “Closing Adjustments”).”

b.             A new Section 1.12(e) of the Merger Agreement is hereby inserted as

3

follows:

“(e)         If the Closing Cash Position (as defined below) is finally determined in accordance with the provisions of this Section 1.12 to be a positive number, Parent shall pay such amount in immediately available funds to the Stockholder Representative within ten (10) days of such determination.  If the Closing Cash Position is finally determined in accordance with the provisions of this Section 1.12 to be a negative number, the Post-Closing Adjustment shall be increased by the absolute value of such amount.  The term “Closing Cash Position” means (x) (i) the amount of any of the Company’s cash collections from accounts receivable reflected on the Estimated Balance Sheet which are delivered to the Company or Citizens Bank of Pennsylvania (“Citizens”) in the form of good checks or wire transfers on Tuesday, January 20, 2004 prior to 11:59 p.m. (EST) plus (ii) the aggregate amount of the cash balances of the Company’s accounts at Citizens as of close of business for Citizens on Tuesday, January 20, 2004 (excluding amounts already included in the preceding clause (i)), in each case which have not been applied to the outstanding balance of the Company’s revolving credit facility with Citizens, less (y) the sum of (i) the aggregate amount of any good checks or drafts drawn by the Company or any of its Subsidiaries on the Company’s or such Subsidiary’s bank account with Citizens prior to the Closing that have not been paid by Citizens prior to the Cut-Off Time plus (ii) the amount of any accounts payable that are due and payable as of Tuesday, January 20, 2004, plus (iii) the amount of any accounts payable that should have been paid in the ordinary course of business consistent with past practice of the Company prior to the Closing.  The Stockholder Representative and Parent also agree that the amount of any of the Company’s cash receipts which are delivered to Citizens after 8:30 a.m. (EST) on Wednesday, January 21, 2004 shall be excluded from the final determination of Closing Cash Position and Closing Working Capital;” provided, however, that good checks sent by overnight courier from the Company to Citizen’s on Tuesday, January 20, 2004 for deposit on January 21, 2004 shall be deemed to be included in the Closing Cash Position.

8.             Closing Consideration.  The Company, the Stockholder Representative, Parent and Merger Sub agree that the following amendments shall be made to the Merger Agreement:

a.             Appendix B-2 of the Merger Agreement is hereby amended by inserting at the end thereof the following words:  “The total amount of the Excluded AR is $1,295,000.”

b.             Section 1.8 of the Merger Agreement is hereby amended by deleting the second sentence thereof in its entirety and inserting in lieu thereof the following words:

“Notwithstanding any other provision in this Agreement to the contrary, in order to secure the payment of (i) the Post-Closing Adjustment, if any, pursuant to Section 1.12 hereof, and (ii) the indemnity obligations of the Stockholders pursuant to Section 6.6 and Article IX of this Agreement, Seven Million Three

4

Hundred Seventy Thousand Dollars ($7,370,000) less the sum of (x) the amount of the Excluded AR, (y) the amount of the Qualified Accounts Payable and (z) an amount equal to one-half of the principal under the Restricted Stock Notes (the resulting amount, the “Escrow Deposit”) shall be deposited into and held in escrow pursuant to the terms of the Escrow Agreement.”

c.             Section 1.8 of the Merger Agreement is hereby further amended by inserting at the end thereof the following words:  “The Parties agree that the reduction in the Escrow Deposit by the amount of Excluded AR shall be subject to Section 6.13(b) and that the reduction in the Escrow Deposit by the amount of the Qualified Accounts Payable and one-half of the principal under the Restricted Stock Notes shall be a permanent reduction.”  The Company, the Stockholder Representative, Parent and Merger Sub agree that the best estimate as of the Closing Date of the amount of the Qualified Accounts Payable under the Merger Agreement shall be equal to $571,172 (as set forth on Attachment 1 hereto).

d.             Section 1.11(b) of the Merger Agreement is hereby amended by inserting at the end of Section 1.11(b)(i) the following words:

“, less the amount of any Qualified Accounts Payable as of the Closing Date,”

e.             The definition of “Aggregate Common Equivalents Merger Consideration” set forth in Section 1.6(a)(i) of the Merger Agreement is hereby amended by deleting it in its entirety and inserting in lieu thereof the following words:

““Aggregate Common Equivalents Merger Consideration” means (w) the amount of the Closing Consideration, as adjusted pursuant to the terms and conditions of this Article I, plus (x) the amount of the aggregate value of all exercise prices for Company Stock Options terminated pursuant to Option Termination Agreements prior to the Closing, plus (y) an amount equal to the principal under the Restricted Stock Notes less (z) the Aggregate Preferred Stock Consideration.”

9.             Issuance of the Parent Subordinated Note.  Section 1.7(d) of the Merger Agreement is hereby amended by deleting the proviso therein, which starts with and includes the words “provided, however,” and ends at the end of Section 1.7(d), and inserting in lieu thereof the following words:

“provided, however, if, after the Closing Date and prior to the date on which the Parent Subordinated Note is required to be issued, Parent consummates a registered offering of its capital stock or other equity, debt or convertible securities resulting in net proceeds to Parent of at least Thirty Eight Million Dollars ($38,000,000), then, subject to Section 1.7(e), Parent shall issue the Parent Subordinated Note (if any) to the Stockholder Representative, as agent for the holders of Company Stock who have complied with Section 1.10(a) hereof,

5

and the maturity date of the Parent Subordinated Note shall be five (5) days after such issuance.”

10.           Indemnity of the Buyer Indemnified Parties.  By executing this letter agreement, the Stockholder Representative, on behalf of all of the Company’s stockholders, covenants and agrees to indemnify, defend, protect and hold harmless the Buyer Indemnified Parties from, against and in respect of all Damages suffered, sustained, incurred or paid by any Buyer Indemnified Party, in each case in connection with, resulting from or arising out of, directly or indirectly (whether or not involving a third party claim), (a) any Liability for the Company Stock Options held by Mr. Hill in excess of the amounts set forth above or for any other Company Stock Options not terminated or exercised pursuant to an Option Termination Agreement or Option Exercise Agreement; and (b) any Liability for any indemnity by the Company or any Subsidiary which survives the Closing as described in the Payoff Letters (in case of (a) and (b), without regard to any limitations set forth in Sections 9.4 or 9.5 of the Merger Agreement).

*    *    *    *    *    *    *    *

Except as expressly modified by this letter, the parties hereby ratify and affirm each of the other terms and conditions of the Merger Agreement and such provisions remain in full force and effect.  This First Amendment shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflict of law rules thereof.  This First Amendment, the Merger Agreement and those documents expressly referred to herein and therein, including all exhibits and schedules, and the other documents of even date herewith embody the complete agreement and understanding among the Parties and supersede and preempt any prior understandings, agreements or representation by or among the Parties, written or oral, which may have related to the subject matter herein.  This First Amendment shall be governed by the terms and conditions of Article XI of the Merger Agreement, applied as if set forth herein.  This First Amendment may be executed in any number of counterparts, all of which when taken together shall constitute one and the same instrument.

[Signatures appear on next page.]

6

Please indicate your agreement to and acceptance of the foregoing by executing this letter agreement in the space provided below.

Sincerely yours,

SI International, Inc.

		By:	/s/ Ray J. Oleson
		Name:	Ray J. Oleson
		Title:	Chairman and Chief Executive Officer

Link Acquisition Corporation

		By:	/s/ Ray J. Oleson
		Name:	Ray J. Oleson
		Title:	Chairman and Chief Executive Officer

Agreed and accepted by:

MATCOM International Corp.

By:	/s/ Louis H. Ray

Name:	Louis H. Ray
Title:	President

DFW Capital Partners, L.P.,
as Stockholder Representative

By: Capital Partners - GP, LP
Its General Partner

By:	/s/ Keith W. Pennell
Name:	Keith W. Pennell
Title:	General Partner

7